ZenaTech, Inc.

Consolidated Financial Statements

For the Three Months Ended

March 31, 2026 and 2025

Expressed in Canadian Dollars

Unaudited

HEAD OFFICE:
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New Delhi- 110065
Ph.: 011-41626471, 41626470
Fax: 011-41328425
E-mail: info@bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of ZenaTech, Inc.,

Results of Review of Interim Consolidated Financial Statements

We have reviewed the accompanying consolidated statement of financial position of ZenaTech, Inc. (the "Company") and subsidiaries as of March 31, 2026, and the related consolidated income statements of comprehensive loss, changes in shareholders' equity and cash flows for the three months ended March 31, 2026 and 2025, and the related notes (collectively referred to as the "interim consolidated financial statements"). Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Emphasis of Matter

As detailed in Note 14 of the accompanying notes to the interim consolidated financial statements:

(ii) the Company had advances to Epazz, Inc., comprising CAD 12,192,637 as short-term advances to affiliate and CAD 16,037,481 as long-term advances to affiliates for management, programming, support and drone research and development services.
Our review conclusion is not modified with respect to these matters.

Basis for Review Conclusion

These interim consolidated financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying

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HEAD OFFICE:
A-6, Maharani Bagh
New Delhi- 110065
Ph.: 011-41626471, 41626470
Fax: 011-41328425
E-mail: info@bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion to the form 6-K of our report dated June 2 nd, 2026, of ZenaTech Inc. relating to the review of the consolidated financial statements of financial position for the period ended March 31st, 2026, and reference to our firm under the caption "Experts" in the Registration Statement.

Bansal & Co LLP

Bansal & Co. LLP

BANSAL & CO LLP ★ New Delhi ★ Chartered Accountants

Chartered Accountants
New Delhi, India
June 2nd, 2026

ZenaTech, Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

Unaudited

		As of	As of
		March 31,	December 31,
	Notes	2026	2025
Assets
Current assets
Cash	3	8,526,481	$5,980,366
Marketable securities	3	6,438,085	9,093,887
Accounts receivable, net	3	4,552,028	4,166,885
Short-term advance to affiliate	14	12,192,637	9,095,545
Inventory of Drone Components	3	2,500,151	2,842,794
Other current assets	3	4,415,752	2,030,715
Total current assets		38,625,134	33,210,192
Long–term assets
Property, plant & equipment, net	6	12,352,522	11,692,444
Right of Use assets	3	5,595,996	4,087,653
Note receivable from affiliate	5, 14	341,850	341,850
Long-term advance to affiliates	14	16,037,481	15,216,050
Capital advances	7	2,452,793	1,708,194
Loan initiation fees		3,188,746	3,282,221
Product development costs, net	8	7,738,176	6,682,795
Intangibles	8	9,998,616	10,355,079
Goodwill	3,8	12,106,307	12,106,307
Other long-term assets	3	1,084,477	1,080,656
Total long–term assets		70,896,964	66,553,248
Total assets		109,522,098	99,763,441
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		8,864,406	9,074,281
Contract Liabilities	3	1,142,536	1,270,958
Lease liability	3	1,198,484	921,068
Loans Payable	9	3,440,755	3,689,457
Total current liabilities		14,646,181	14,955,764
Long–term liabilities
Long-term lease obligation	3	4,603,415	3,279,270
Loans payable	9	7,073,995	13,566,956
Total long–term liabilities		11,677,410	16,846,226
Total liabilities		26,323,591	31,801,990
Shareholders’ equity
Preferred stock	10	86,310,000	51,810,000
Super voting stock	10	5,550,000	1,800,000
Common stock	10	18,529,252	14,406,266
Warrants	10	361,058	361,058
Contributed surplus		177,444,912	110,671,268
Accumulated other comprehensive items reserve	2	(1,263,101)	(606,722)
Accumulated deficit		(80,292,091)	(53,742,186)
Common Control Adjustment Account		(123,441,523)	(56,738,233)
Total shareholders’ equity		83,198,507	67,961,451
Total liabilities and shareholders’ equity		109,522,098	$99,763,441

See Nature of Operations (Note 1) and Subsequent Events (Note 18)

For Bansal & Co. LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ Indra Bansal	/s/ Shaun Passley	/s/ Craig Passley
Indra Bansal	Shaun Passley, PhD	Craig Passley
Partner	Chief Executive Officer	Director
Date: June 2, 2026	Date: June 2, 2026	Date: June 2, 2026

Place: new Delhi, India	Place: Toronto, ON, Canada	Place: Chicago, Illinois, USA

ZenaTech, Inc.

Consolidated Income Statements of Comprehensive Loss

Expressed in Canadian dollars

For the Three Months Ended March 31, 2026 and March 31, 2025

Unaudited

	Three Months Ended	Three Months Ended
Notes	March 31,	March 31,
	2026	2025
Revenue
Drone as a Service 3	$7,812,462	$402,766
Software as a Service 3	589,857	732,888
Total Revenue	8,402,319	1,135,654
Expenses
Amortization and depreciation 6,8	1,375,487	122,135
Programming and support fees	2,071,104	91,952
Sales and marketing	3,989,586	1,600,396
Professional fees	1,411,719	302,309
Wages and benefits	8,464,488	805,947
Stock-based compensation 11	8,874,251	395,000
Stock issued for services	-	151,105
General, administrative, and other	3,784,845	658,821
Total Operating Expenses	29,971,480	4,127,665
Net Operating (Loss)	(21,569,161)	(2,992,011)
Other Income and (Expenses)
Finance expenses 9	(5,083,400)	(1,617,549)
Interest income	13,889	(7,861)
Foreign currency exchange gain (loss)	31,187	(2,117)
Unrealized gain (loss) on marketable securities 3	57,580	7,102
Net (Loss) before Comprehensive (Loss)	(26,549,905)	(4,612,436)
Other Comprehensive Items
Foreign currency translation reserve	(656,379)	2,117
Comprehensive (Loss)	$(27,206,284)	$(4,610,319)
Loss per share: 16
Basic	(0.50)	(0.25)
Diluted	(0.50)	(0.25)
Comprehensive loss per share: 16
Basic	(0.51)	(0.25)
Diluted	(0.51)	(0.25)
Basic common shares outstanding	61,764,175	25,501,124
Weighted average common shares outstanding	53,774,981	18,426,467

For Bansal & Co. LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ Indra Bansal	/s/ Shaun Passley	/s/ Craig Passley
Indra Bansal	Shaun Passley, PhD	Craig Passley
Partner	Chief Executive Officer	Director
Date: June 2, 2026	Date: June 2, 2026	Date: June 2, 2026
Place: new Delhi, India	Place: Toronto, ON, Canada	Place: Chicago, Illinois, USA

ZenaTech, Inc.

Consolidated Statements of Changes in Shareholder's Equity (Deficiency)

Expressed in Canadian Dollars

March 31, 2026 and March 31, 2025

Unaudited

	Preferred Stock	Super Voting Stock	Common Stock	Warrants	Contributed Surplus	Comprehensive Currency Reserve	Accumulated Deficit	Common Control Adjustment Account	Shareholder Equity
Balance as of December 31, 2024	51,450,000	1,800,000	7,530,337	751,000	16,594,870	397,061	(8,524,113)	(48,179,812)	21,819,343
Share issuances to CEO for compensation	360,000	-	-	-	-	-	-	-	360,000
Warrants conversions	-	-	120,000	(115,538)	1,013,359	-	-	-	1,017,821
Net loss and foreign currency reserve for three months ended March 31, 2026	-	-	-	-	-	108,345	(3,395,292)	-	(3,286,947)
Balance as of March 31, 2025	51,810,000	1,800,000	7,650,337	635,462	17,608,229	505,406	(11,919,405)	(48,179,812)	19,910,217

Balance as of December 31, 2025	51,810,000	1,800,000	14,406,266	361,058	110,671,268	(606,722)	(53,742,186)	(56,738,233)	67,961,451
Share issuances to CEO for compensation	4,500,000	750,000	-	-	3,541,750	-	-	-	8,791,750
Shares issued for drone technologies	30,000,000	3,000,000	1,200,000	-	32,503,290	-	-	(66,703,290)	-
Shares issuances for conversion of debt	-	-	1,707,000	-	19,153,400	-	-	-	20,860,400
Shares issuance at market price	-	-	1,215,986	-	11,575,204	-	-	-	12,791,190
Net loss and foreign currency reserve for three months ended March 31, 2026	-	-	-	-	-	(656,379)	(26,549,905)	-	(27,206,284)
Balance as of March 31, 2026	86,310,000	5,550,000	18,529,252	361,058	177,444,912	(1,263,101)	(80,292,091)	(123,441,523)	83,198,507

For Bansal & Co. LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ Indra Bansal	/s/ Shaun Passley	/s/ Craig Passley
Indra Bansal	Shaun Passley, PhD	Craig Passley
Partner	Chief Executive Officer	Director
Date: June 2, 2026	Date: June 2, 2026	Date: June 2, 2026
Place: new Delhi, India	Place: Toronto, ON, Canada	Place: Chicago, Illinois, USA

ZenaTech, Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

For the Three Months Ended March 31, 2026

and March 31, 2025

Unaudited

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2026	2025
Operating Activities:
Net loss for the period	(26,549,905)	$(4,612,436)
Item not affecting cash:
Amortization and depreciation	1,375,487	122,135
Bad debts	203,605	1,062
Amortization of loan initiation fees	93,475	108,775
Finance expenses	196,482	208,447
Loan derivative finance expense	4,333,296	1,257,785
Stock–based compensation	8,874,251	395,000
Stocks issued for services	-	151,105
Lease obligation	(193,410)	(8,664)
Loss on the sale of assets	16,181	-
Changes in non–cash working capital:
Accounts receivable	(588,748)	(160,398)
Inventory of Drone Components	342,643	-
Other current assets	(2,401,812)	(497)
Accounts payable and accrued liabilities	(503,183)	269,576
Contract Liabilities	(128,422)	(423,416)
Change in dues from affiliate	(3,918,523)	(2,225,154)
Cash Used in Operating Activities	(18,848,583)	(4,916,680)
Investing Activities:
Purchase of PP&E	(1,273,600)	(505,282)
Proceeds from sale of assets	128,000	-
Marketable securities	2,713,382	(22,828)
Acquisition costs	-	(744,403)
Product development costs	(1,124,120)	(248,762)
Long-term Assets (Capital Advances)	(748,420)	-
Cash Used in Investing Activities	(304,758)	(1,521,275)
Financing activities:
Loans under line of credit	11,098,010	4,630,405
Warrants exercised	-	1,017,821
Proceeds from stock sale	12,791,189	-
Repayment of loans	(1,163,494)	(179,516)
Cash Provided by Financing Activities	22,725,705	5,468,710
Effect of foreign exchange	(1,026,249)	2,391
Change in cash	2,546,115	(966,854)
Cash, beginning of the year	5,980,366	3,754,075
Cash, end of the year	8,526,481	$2,787,221
Cash and Cash Equivalents Consist of:
Cash in bank	8,526,481	$2,787,221

For Bansal & Co. LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors
/s/ Indra Bansal	/s/ Shaun Passley	/s/ Craig Passley
Indra Bansal	Shaun Passley, PhD	Craig Passley
Partner	Chief Executive Officer	Director
Date: June 2, 2026	Date: June 2, 2026	Date: June 2, 2026
Place: new Delhi, India	Place: Toronto, ON, Canada	Place: Chicago, Illinois, USA

1.NATURE OF OPERATIONS

ZenaTech, Inc. is a technology solutions company that specializes in mission-critical cloud-based software applications integrated with smart hardware to deliver innovative solutions across diverse industries. ZenaTech, Inc. (“ZenaTech” or the “Company”) was incorporated by Articles of Incorporation in the State of Illinois, United States of America (“USA”) on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the Company’s business activities and its corporate organization.

On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia). ZenaTech moved its headquarters to Vancouver during January 2025.

The Common Shares of the Company are listed and posted for trading on the Nasdaq Capital Market under the trading symbol “ZENA”, on the Mexican Stock Exchange (BMV) under the symbol “ZENA”, and on the Frankfurt Stock Exchange under the trading symbol “49Q”. Nasdaq is the Company's primary trading market.

The Company’s principal address and office is located at 777 Hornby Street, Suite 1460, Vancouver, British Columbia V6Z 1S4 Canada and its telephone number is (647) 249-1622. The Company’s registered and records office is located at Suite 1000 – 595 Burrard Street, Vancouver, British Columbia V7X 1M8 Canada.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our internet website is http://www.zenatech.com.

ZenaTech operated in the software business as it incurred expenses developing its drone business until December 31, 2024. In 2025 the Company began generating revenues in the survey business through acquisitions and now it operates in two segments: (i) software development technology, sales, and distribution and (ii) survey services (DaaS) . The Company intends to deliver these services using its internally developed drones and related technologies. ZenaTech, Inc. is the parent-holding company that operates through wholly owned subsidiary companies as described below.

Enterprise as a Software Companies

ZenaTech specializes in the development of mission-critical cloud-based software applications that can be integrated with smart hardware to create innovative solutions for companies in a variety of industries. See a list of the software industries and customer serviced below.

•ZenaTech, Inc. (“ZenaTech”), originally incorporated under the name ZenaPay, Inc., a British Columbia, Canada, company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including for field management services

•PacePlus, Inc.(“PacePlus”) is a Wyoming, USA corporation that provides cloud-based enterprise software solutions for the medical records industry, with its subsidiaries,

•SystemView, Inc. (“SystemView”) is a Wyoming, USA corporation that provides software solutions for the automated facility management industry, and,

•ZigVoice, Inc. (“ZigVoice”) is a Wyoming, USA corporation that provides software solutions for the contact center industry.

•WorkAware, Inc. (“WorkAware”), a Wyoming, USA company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH., a German corporation, provides cloud-based enterprise field service management software and mobile solutions for variety of industries.

•PsPortals, Inc. (“PsPortals”), a Delaware, USA corporation, provides browser-based enterprise software applications for public safety.

•Ecker Capital, Inc. (“Ecker”), a holding company for,

•Interactive Systems, Inc., a software inventory management company,

•interlinkONE, Inc., a SaaS cloud-based solutions for warehouse and inventory fulfillment company, and,

•ESM Software, Inc., a software technology provider specializing in developing business strategy management solutions.

•ZooOffice, Inc., DBA Jadian, a global software and services company that provides complete solutions for companies managing compliance, and its subsidiary,

•DeskFlex, Inc., provides smart desk booking and office hoteling software solutions,

•Othership, Limited (“Othership”), a United Kingdom limited liability company, provides software for workplace scheduling and management solutions to remote businesses and individuals, and

Drone as a Service Companies and Drone Technology

During 2025 ZenaTech acquired the companies from the list below starting with Weddle Surveying, Inc., in connection with our Drone as a Service business. The Company has reported revenue from this industry starting with January 2025. The list below starts with the subsidiaries created before 2025 and continues with KJM Land Surveying, Inc. the first of the drone servicing companies purchased.

•ZenaDrone, Inc. (“ZenaDrone WY”) a Wyoming, USA, company, and its subsidiaries,

•ZenaDrone Limited, an Irish entity established for the Irish and European Union drone sales and drone services operations to register with the Irish Aviation Authority.

•ZenaDrone Manufacturing, Inc., an Arizona corporation established to manufacture drones in the United States of America002E

•ZenaDrone Trading LLC (“ZenaDrone LLC”), a Dubai, United Arab Emirates (“UAE”) corporation established for the drone commercial, marketing and sales of drone operations with its subsidiary,

•ZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”), a Sharjah, UAE company established for the manufacturing of drones and batteries.

•Drone as a Service, Inc, a Wyoming Corporation, opened for operations in the drone industry.

•Spider Vision Sensors, Ltd., opened in anticipation of opening a sensors and component manufacturing facility in Taipei, Taiwan and to supply components which will be used in the ZenaDrone products.

•Weddle Surveying, Inc., (‘Weddle”) a Tigard, Oregon, company, serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

•KJM Land Surveying, Inc. (“KJM”), based in Pensacola, Florida, provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential, commercial, and construction customers.

•Landtec Construction Surveying, DBA Wallace Surveying Corporation, (“Wallace”) of West Palm Beach, Florida, a well-established land survey company, provides construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers.

•Survey East, Inc., DBA Miller Land Surveying Corporation (“Miller”) of Lake Worth, Florida, is a land survey and mapping company in the Palm Beach Country area of South Florida.

•Empire Land Surveying (“Empire”) of Pensacola, Florida, is a land survey company with over twenty years of experience providing residential and ALTA surveys. The Company operates in Pensacola, Florida area and its surroundings.

•Laventure & Associates, Inc., (“Laventure”) of Fort Pierce, Florida is a land surveying, mapping, and service corporation with in-house expertise to service the powerline inspection market. Atlantic Civil Engineering, Inc., a Port St. Lucie, Florida corporation, is a civil engineering firm servicing Florida and neighboring states. Both Laventure and Advanced Civil Engineering, Inc. operate under the Laventure name.

•Morgan Surveying, Inc., (“Morgan”) of Greensboro, North Carolina, is a land surveying firm with a strong portfolio of municipal, county and private sector clients. Morgan operates in Guilford County and surrounding areas.

•Cardinal Civil Resources (“Cardinal”) of Williamsburg, Virginia, is a land surveying and engineering firm with operations across Virginia, North Carolina, and South Carolina.

•Lescure Engineers, Inc. (“Lescure”) of Santa Rosa, California, a civil engineering and land surveying firm. Lescure Engineers provides full-service civil engineering since 1979, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, commercial and winery permit applications, construction and subdivisions.

•A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida, land-based survey and engineering firm founded in 1995, specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities.

•Putt Land Surveying, Inc. (“Putt”), a Tucson, Arizona firm, a land survey founded more than forty years ago, with established clients including City of Tucson, school districts, and a range of public and private sector clients.

•Rampart Surveys Inc. (“Rampart”), of Woodland Park, Colorado, a land survey firm with nearly three decades of experience. Rampart has established a reputation for providing boundary, land title, topographic, and construction staking surveys for commercial projects across central Colorado while maintaining strong relationships with various regional governments and private-sector clients across multiple counties.

•Smith Surveying Group LLC (“Smith”), of Jacksonville, Forida, a land surveying and inspection firm with longstanding expertise and clients across municipal, aviation, and commercial markets. Smith has an established presence in Jacksonville’s public sector and commercial markets across many of the region’s infrastructure, development and land-use projects.

•Vara 3D Inc. (“Vara”), of the Salt Lake City, Utah area, a surveying and 3D mapping company. Vara serves clients across Utah with a strong footprint in California’s solar energy ecosystem. Vara specializes in commercial, residential, and solar energy firm projects with a broad base of recurring clients. Their services include land surveying, 3D mapping, and construction staking, as well as commercial and utility-scale solar facility and solar array planning.

•Holt Surveying & Mapping, Inc. (“Holt”), of Spokane, Washington, a land surveying services with operations across Washington state and Northern Idaho. Holt maintains established customer relationships in the Pacific Northwest construction and infrastructure markets.

•L.D. King Engineering Co. Inc. (“L.D. King”) of Ontario, California. They are a civil engineering and land surveying firm with over sixty years of experience providing surveying, engineering, land development, construction management, planning, and quality control services.

•Andrew Spiewak Land Surveyor, Inc. (“Andrew”), of the Chicago, Illinois area, a land surveying and engineering consulting service firm. Andrew provides services to local builders, developers, architects, and engineers.

•Sunrise Window Cleaners (“Sunrise”) of Hammonds Plains, Nova Scotia. They are a window cleaning company with over fifteen years of experience providing window cleaning and related exterior maintenance services.

•Casado Design Ltd. (“Casado”) of Weston-super-Mare, England, UK-based corporation, with almost 15 years of experience in conducting land surveys and CAD (Computer-Aided Design) services with 3D modelling and design.

ZenaDrone, LLC became a separate financial reporting segment in 2025 and is consolidated under Drone as a Service (“DaaS”).

ZenaTech acquired Weddle Surveying, Inc., a Tigard, Oregon based professional land surveying company, on January 14, 2025. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

ZenaTech acquired KJM Land Surveying, Inc. based in Pensacola, Florida, on January 22, 2025. KJM provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years.

ZenaTech opened Spider Vision Sensors, Ltd, a new business in Taiwan in February 2025. Spider Vision Sensors will help the company with sensors manufacturing while developing a partnership in East Asia to sell to the growing defense market in that region.

ZenaTech bought Othership, Limited, a United Kingdom company on March 18th, 2025. Othership is a workspace and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. This acquisition will expand ZenaTech’s internal expertise in developing applications using quantum computing across both AI drone and enterprise SaaS areas, where we see growing demand and revenue opportunities.

ZenaTech acquired Wallace Surveying Corporation (“Wallace”) of West Palm Beach, Florida, on April 2nd, 2025. Wallace is a well-established land survey company with thirty years of experience providing construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers.

ZenaTech acquired Miller Land Surveying Corporation DBA Survey East II (“Miller”) of Lake Worth, Florida, on April 7th, 2025. The firm is a land survey and mapping company with a 40-year history and deep portfolio of business customers in the Palm Beach County area of South Florida.

ZenaTech acquired Laventure & Associates, Inc., on May 21, 2025. Laventure is a Fort Pierce, Florida, land surveying, mapping, and service firm with in-house expertise to service the powerline inspection market. Atlantic Civil Engineering, Inc., a Port St. Lucie, Florida corporation, is a civil engineering firm servicing Florida and neighboring states. Both Laventure and Atlantic Civil Engineering operate under the Laventure name.

ZenaTech acquired Empire Land Surveying of Pensacola, Florida, on June 9, 2025. The acquired company, Empire Land Surveying, is a Pensacola Florida-based surveying firm with over two decades of expertise and replete customer relationships for topographic, boundary and control surveys.  and will serve as strategic bolt-on to the January 2025 acquisition ZenaTech completed of KJM Land Surveying, further adding reach, capacity, and business and government customers in Northwest Florida and the company’s Southeast US region.

Morgan Land Surveying, Inc, a subsidiary of ZenaTech, bought Morgan Surveying, Inc., a Greensboro, North Carolina on August 4, 2025, land surveying firm with an established reputation for serving customers in Guilford County and surrounding areas for over 30 years. This marks the first completed acquisition in North Carolina, expanding the DaaS business presence in the Southeast region along with five recent Florida-based acquisitions and enhances the company’s ability to sell to both government and commercial customers.

ZenaTech acquired Cardinal Civil Resources, of Williamsburg, Virginia on August 1st, 2025. Cardinal is a land surveying and engineering firm with operations across Virginia, North Carolina, and South Carolina. Cardinal’s commercial portfolio includes large national homebuilders as well as custom residential developers, large-scale multi-unit builders, airport hangars. This purchase increases the Company’s DaaS footprint in the Southeast region and its portfolio of marquee major customers including the US Department of Transportation (USDOT). The acquisition also comes at a pivotal time for the domestic drone industry, aligning with the recent policy directive BVLOS (Beyond Visual Line of Sight) proposal introduced by US Transportation Secretary Sean P. Duffy, aimed at expanding the commercial use of unmanned systems nationwide.

ZenaTech acquired Lescure Engineers, Inc. (“Lescure”) of Santa Rosa, California, a civil engineering and land surveying firm on September 11, 2025. Lescure Engineers provides full-service civil engineering since 1979, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, commercial and winery permit applications, construction and subdivisions.

ZenaTech acquired A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida, on September 17th, 2025. A&J is a land-based survey and engineering firm founded in 1995, specializing in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities.

ZenaTech purchased Putt Land Surveying, Inc. (“Putt”), a Tucson, Arizona firm, on October 3, 2025. This transaction ushers in the acceleration of the Company’s central and south Arizona operations currently based in Phoenix, and capacity building to serve DaaS clients throughout the state of Arizona. Putt is a land survey founded more than forty years ago, with established clients including City of Tuscon, school districts, and a range of public and private sector clients. Putt Land Surveying, Inc. has a history of providing professional surveying services across southern Arizona. The company operates throughout Cochise, Pima, Pinal, and Santa Cruz counties, offering boundary, certified land surveys for commercial transactions, topographic, design, and construction staking surveys, along with FEMA (Federal Emergency Management Agency) elevation certificates.

ZenaTech purchased Rampart Surveys, LLC (“Rampart”), a Woodland Park, Colorado, firm on November 12th, 2025. This transaction expands Zenatech’s Drone as a Service national footprint into Colorado, providing the first presence in the US Central West region.  Founded in 1997, Rampart Surveys has established a reputation for providing boundary, land title, topographic, and construction staking surveys for commercial projects across central Colorado while maintaining strong relationships with various regional government and private-sector clients across multiple counties. The addition of Rampart Surveys positions ZenaTech to expand service delivery and broaden its DaaS portfolio across Colorado’s agricultural regions to include the introduction of agricultural drone services including crop inspection, monitoring, spraying and crop health analysis.

ZenaTech purchased Smith Surveying Group, LLC (“Smith”), a Jacksonville, Florida firm on November 17, 2025. Smith is a land surveying and inspection firm with longstanding expertise and clients across municipal, aviation, and commercial markets. Founded in 1988, Smith Surveying Group is an established presence in Jacksonville’s public sector and commercial markets across many of the region’s infrastructure, development and land-use projects.

ZenaTech acquired Casado Design Ltd. (“Casado”) of Weston-super-Mare, England, UK-based corporation. They have almost 15 years of experience in conducting land surveys and CAD (Computer-Aided Design) services with 3D modelling and design.

ZenaTech acquired Vara 3D, Inc., (Vara 3D") of Murray, Utah, on December 12, 2025. They are a land surveying company providing construction staking; boundary surveys; solar and water treatment site surveys; and 3D modeling.

ZenaTech purchased Holt Surveying & Mapping, Inc. (“Holt”) of Spokane, Washington, on December 15, 2025. They are a land surveying company with over eight years of experience providing boundary, ALTA, topographic and construction staking.

ZenaTech purchased L.D. King Engineering, Co. Inc. (“L.D. King”) of Ontario, California, on December 18, 2025. They are a civil engineering and land surveying firm with over sixty years of experience providing surveying, engineering, land development, construction management, planning, and quality control services.

ZenaTech purchased Nova Scotia Limited dba Sunrise Window Washers, (“Sunrise”), a Jacksonville, Florida firm on December 15th, 2025. Founded in 1988, Smith Surveying Group is an established presence in Jacksonville’s public sector and commercial markets across many of the region’s infrastructure, development and land-use projects.

Drone as a Service purchased Andrew Spiewak Land Surveyor, Inc. (“Andrew”), a Jacksonville, Florida firm on December 22, 2025. Founded in 1988, Smith Surveying Group is an established presence in Jacksonville’s public sector and commercial markets across many of the region’s infrastructure, development and land-use projects.

After each land survey company acquisition ZenaTech moves forward with converting the service to be provided by drone technology.

Going Concern

We prepared these consolidated financial statements under a going concern basis, which presume that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future The Company had an accumulated (deficit)/Surplus of $(80,292,091) as of March 31, 2026, while the Company had an accumulated (deficit)/surplus of $(53,742,186) as of December 31, 2025. Working capital as of March 31, 2026, was $ 23,978,953 (current assets $38,625,134 less current liabilities $14,646,181). Working capital is current assets minus current liabilities. The Company has sufficient credit lines to meet its working capital requirements for the next year.

2.BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). These policies have been consistently applied to all the years presented, unless otherwise stated. The reviewed consolidated financial statements have been authorized by the Company’s Board of Directors meeting on June 2, 2026.

Basis and Principle of Consolidation

ZenaTech branched into the drone industry and the drone surveying (DaaS) is a new reporting segment during January 2025. The Company is in process of introducing drone equipment and technologies for use in the survey businesses acquired during 2025.  ZenaTech has now two reportable segments, the enterprise software segment and the drone as a service (DaaS) segment (consisting of survey business). In the software industry we have entities that are in the technology sector and have similar operating activities. We decided this based on the type of products and services each company offers, which is software licensing and software maintenance, the nature of the production processes, which is issuing new software licenses to customers, the type or class of customer for their products and services, which is users of software, and the methods used to distribute their products and services, which is online delivery.

We consolidated financial statement reports for all the companies for the three months ended March 31, 2026, and year ended December 31, 2025 according to IFRS 10.

We have acquired twenty-one land surveying companies and may potentially acquire more. These transactions were all made from parties at arms-length to ZenaTech and do not constitute related party transactions. It is anticipated that as our land surveying business grows following the integration of technology data platforms to gather, plot and complete land surveys using drones, the percentage of conventional land surveys using traditional methods-via Total Stations, tripod-mounted operator-controlled photogrammetry machines, will comprise an increasingly smaller percentage of the business while the overall business grows. The acquisitions are aligned with the drone business by the Company is developing and will be integrated into the drone operations of the Company as it builds out its business.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income, and expenses on transactions are eliminated on consolidation. Profits or losses resulting from intercompany transactions that are recognized in assets are also eliminated. The accounting policies of subsidiaries are consistent with the policies adopted by the Company.

Below is a list of the subsidiaries that had activity during the three months ended March 31, 2026 and December 31, 2025.

Company Name	Country of Incorporation	Economic interests
PacePlus, Inc.	United States of America	100%
SystemView, Inc.	United States of America	100%
ZigVoice, Inc.	United States of America	100%
ZenaTech, Inc.	Canada	100%
TillerStack, GmbH.	Germany	100%
PsPortals, Inc.	United States of America	100%
Interactive Systems, Inc.	United States of America	100%
interlinkONE, Inc.	United States of America	100%
ZooOffice, Inc.	United States of America	100%
Drones as a Service, Inc.	United States of America	100%
KJM Land Surveying, Inc.	United States of America	100%
Weddle Surveying, Inc.	United States of America	100%
Othership, Limited	United Kingdom	100%
Wallace Surveying Corporation	United States of America	100%
Miller Land Surveying Corporation	United States of America	100%
Laventure & Associates	United States of America	100%
Empire Land Surveying	United States of America	100%
Morgan Surveying	United States of America	100%
Cardinal Civil Resources	United States of America	100%
Atlantic Civil Engineering, Inc.	United States of America	100%
Lescure Engineers, Inc.	United States of America	100%
A&J Land Surveyor, Inc.	United States of America	100%
Putt Land Surveying, Inc.	United States of America	100%
Rampart Surveys Inc.	United States of America	100%
Smith Surveying Group LLC	United States of America	100%
Casado Design Ltd.	United Kingdom	100%
Vara 3D Inc.	United States of America	100%
Holt Surveying & Mapping, Inc.	United States of America	100%
L.D. King Engineering	United States of America	100%
Nova Scotia Limited dba Sunrise Window Washers	Canada	100%
Andrew Spiewak Land Surveyor, Inc.	United States of America	100%
ZenaDrone Trading LLC	United Arab Emirates	100%
Spider Vision Sensors	Taiwan	100%
ZenaDrone Havacilik Hizmetleri Lmt.	Turkey	100%
ZenaDrone, Inc.	United States of America	100%
ZenaDrone Limited	Ireland	100%
ZenaDrone Manufacturing, Inc.	United States of America	100%
Workaware, Inc.	United States of America	100%
Tillerstack, Inc.	United States of America	100%
Ecker Capital, Inc.	United States of America	100%
Drone as a Service.com Drone Services Inc.	Canada	100%
ZenaDrone Manufacturing (FZE)	United Arab Emirates	100%
DaaS SW, Incorporated	United States of America	100%
Drone as a Service Franchise, Inc.	United States of America	100%
Zena AI, Inc.	United States of America	100%
Drone as a Service.com Pty Ltd	Australia	100%
ZenaDrone Inc.	Canada	100%

Spider Vision Sensors, the Taiwan subsidiary, is a research and development center and currently a cost center. ZenaDrone Havacilik Hizmetleri Lmt. is a subsidiary of ZenaTech Inc., a Wyoming based company.  It is a research and development center and currently a cost center.

Basis of Measurement

The consolidated financial statements are prepared on an accrual basis and historical cost basis, except for certain financial instruments, which are measured at fair value. These consolidated financial statements are prepared and presented in Canadian dollar (“CAD”) and represented by a dollar sign ($). The functional currency of the Company is the Canadian dollar, and the functional currency of the subsidiaries is Canadian dollar, United States of America (“USD”) dollar, euro, GBP, AED, New Taiwan dollar and Turkish Lira. In addition to Canada, the Company has operations in the United States of America, UAE, UK, Germany, Taiwan and Turkey.

The Company has a facility in Sharjah, UAE. ZenaTech plans to open a manufacturing facility in Nevada, USA and sales offices related to the drones in Germany, Ireland, United Arab Emirates, and United Kingdom. ZenaTech is negotiating with potential drone clients in Europe, Asia and South America.

Significant Accounting Estimates and Assumptions

These consolidated financial statements were prepared in conformity with International Financial Reporting Standards, or IFRS. This requires management to make assumptions, estimates, and judgments that affect the application of policies and reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the consolidated financial statements, along with reported amounts of expenses and net losses during the period. Actual results may differ from these estimates, and as such, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position reporting date that could result in a material adjustment to the carrying value of assets and liabilities, if actual results differ from assumptions made, relate to, but are not limited to, the following:

Income Taxes

The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carryforwards. Changes in these assumptions could materially affect the recorded amounts and therefore do not necessarily provide certainty as to their recorded values. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the consolidated financial statements.

Business Combinations

The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable assets and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. If deemed to be an asset acquisition, acquisition considerations are allocated to assets acquired and liabilities assumed on a relative fair value basis and no goodwill is recognized. In case of transaction under common control, the assets and liabilities acquired are accounted for on the carrying value of previous owner.

Impairment of Non-Financial Assets

An impairment loss is recognized for the amount by which the assets or cash-generating unit's carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. In addition, when determining the applicable discount rate, estimation is involved in determining the appropriate adjustments to market risk and asset specific risk factors.

Other Significant Judgments

−The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

−the classification of financial instruments;

−the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of accounts receivable;

−the determination of whether a set of assets acquired, and liabilities assumed constitute a business; and

−the determination of the functional currency of the company.

−expected credit loss on accounts receivable the company applies IFRS 9 simplified approach to measuring expected credit losses on trade receivables and recognizes a lifetime ECL allowance from initial recognition,

−changes in forecast performance or probability assessments underlying the earn-out measurement could result in a corresponding change in the fair value of the contingent consideration.

−judgment in determining the grant date and service period for shares issued to directors and officers under IFRS 2.

−judgment in assessing whether conversion options and warrants meet the fixed-for-fixed equity classification criteria under IAS 32. Features that do not meet equity classification are recognized as derivative financial liabilities and measured at fair value through profit or loss.

Foreign Currency Translation

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at the reporting period rate of exchange. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses denominated in a foreign currency are translated at the monthly average exchange rate. Gains and losses resulting from the translation adjustments are included in income.

The following table describes the exchange rates applied as of March 31, 2026.

Currency Pair	Three Months-Ended Rate	Average Rate
USD/CAD	1.3916	1.3720
CAD/Euro	0.6220	0.6229
GBP/CAD	1.8405	1.8488
CAD/AED	2.6396	2.6771
TWD(NT$)/CAD	0.0436	0.0434
TRY/CAD	0.0313	0.0314

The following table describes the exchange rates applied as of December 31, 2025.

Currency Pair	Year-Ended Rate	Average Rate
USD/CAD	1.3726	1.3976
CAD/Euro	0.6204	0.6342
GBP/CAD	1.8491	1.8418
CAD/AED	2.6758	2.6280
TWD(NT$)/CAD	0.0437	0.0449
TRY/CAD	0.0318	0.0353

The functional currencies for the parent company and each subsidiary are as follows:

Company Name	Functional Currency
ZenaTech, Inc.	Canada dollar
PacePlus, Inc.	United States of America dollar
SystemView, Inc.	United States of America dollar
ZigVoice, Inc.	United States of America dollar
TillerStack, GmbH.	Euro
PsPortals, Inc.	United States of America dollar
Interactive Systems, Inc.	United States of America dollar
interlinkONE, Inc.	United States of America dollar
ZooOffice, Inc.	United States of America dollar
Drone as a Service, Inc.	United States of America dollar
KJM Land Surveying, Inc.	United States of America dollar
Weddle Surveying, Inc.	United States of America dollar
Othership, Ltd.	United Kingdom pound
Wallace Surveying Corporation	United States of America dollar
Miller Land Surveying Corporation	United States of America dollar
Laventure & Associates, Inc.	United States of America dollar
Empire Land Surveying	United States of America dollar
Morgan Surveying	United States of America dollar
Cardinal Civil Resources	United States of America dollar
Atlantic Civil Engineering, Inc.	United States of America dollar
Lescure Engineers, Inc.	United States of America dollar
A&J Land Surveyor, Inc.	United States of America dollar
Putt Land Surveying, Inc.	United States of America dollar
Rampart Surveys Inc.	United States of America dollar
Smith Surveying Group LLC	United States of America dollar
Casado Design Ltd.	United Kingdom pound
Vara 3D Inc.	United States of America dollar
Holt Surveying & Mapping, Inc.	United States of America dollar

L.D. King Engineering	United States of America dollar
Nova Scotia Limited dba Sunrise Window Washers	Canada dollar
Andrew Spiewak Land Surveyor, Inc.	United States of America dollar
ZenaDrone Trading LLC	United Arab Emirates Dirham
Spider Vision Sensors	New Taiwan dollar
ZenaDrone Havacilik Hizmetleri Lmt.	Turkish Lira
ZenaDrone, Inc.	United States of America dollar
ZenaDrone Limited	Euro
ZenaDrone Manufacturing, Inc.	United States of America dollar
Workaware Inc.	United States of America dollar
TillerStack, Inc.	United States of America dollar
Ecker Capital, Inc.	United States of America dollar
DroneAsA Service.com Drone Services Inc.	Canada Dollar
ZenaDrone Manufacturing (FZE)	United Arab Emirates Dirham
DaaS SW, Incorporated	United States of America dollar
Drone as a Service Franchise, Inc.	United States of America dollar
Zena AI, Inc.	United States of America dollar
Drone as a Service.com Pty Ltd	Australian Dollar
Zenatech, Inc.	United States of America dollar
ZenaDrone, Inc.	Canada dollar

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate; all earnings and expense accounts and as well as cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences in translating foreign operations into other comprehensive income.

Functional Currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity. These assumptions relate to future events and circumstances. Actual results may vary and may cause significant adjustments to the Company’s assets within the next financial year.

ZenaTech made company acquisitions in United States dollars, or USD. We used US dollars to describe these transactions since they were historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canadian dollars, CAD or $, as listed on the https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

3.MATERIAL ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements set out below have been applied consistently in all material respects.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of six months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. The Company had $8,526,481 in cash and no other cash equivalents as of March 31, 2026 (December 31, 2025: $5,980,366).

Inventories of Drone Components

Inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Marketable Securities

The Company classifies short-term investments in marketable securities as current assets. As of March 31, 2026, the Company held marketable securities totaling $6,438,085 (December 31, 2025: $9,093,887) representing amounts held in the Cash Investment (CAN) account and related short-term investment vehicles. These are measured at fair value through profit or loss. As of March 31, 2026, the marketable securities are invested through BMO and Merrill (Bank of America) in cash of $508,949 and $1,508,638, equities of $2,729,895 and alternative investments of $1,690,603.

As of December 31, 2025, the marketable securities are invested through BMO and Merrill (Bank of America) in bonds $744,822, ETFs 1,409,403, liquid and treasury funds 4,477,230, redeemable short-term investment certificates $500,000 and other short-term securities $1,962,432.

Accounts Receivable

Accounts receivable are amounts due from customers for services transferred in the ordinary course of business where the Company’s right to consideration is unconditional, other than the passage of time. Accounts receivables are initially recognized at the amount of consideration that is unconditional and are subsequently measured at amortized cost, less loss allowance for expected credit losses. The Company does not charge interest on normal accounts receivable.

The Company had accounts receivable of $5,374,533 as of March 31, 2026, less an allowance for uncollectible accounts of $822,505, for a net balance of $4,552,028 (December 31, 2025: $4,166,885). The significant increase reflects the addition of twenty-one land surveying subsidiaries acquired throughout 2025.

Contract assets

Contract assets represent the Company’s right to consideration for services transferred to customers where the right to payment is conditional on completion of remaining Contract assets are reclassified to trade receivables when the Company’s right to consideration becomes unconditional, which generally occurs upon completion of the related service or issuance of an invoice in accordance with the contract term.

Contract liabilities

A contract liability is recognized when the Company receives consideration, or has an unconditional right to receive consideration, before the related goods or services are transferred to the customer. Contract liabilities primarily include deferred revenue from SaaS subscription, hosting, maintenance and support arrangements billed in advance, customer deposits, and advance billings for survey services. Contract liabilities are recognized as revenue when, or as, the related performance obligations are satisfied.

Contract liabilities are classified as current when the Company expects to satisfy the related performance obligations within twelve months after the reporting date.

The Company had contract liabilities of $1,142,536 as of March 31, 2026, and $1,270,958 as of December 31, 2025. The change during the year reflects billings and collections in advance of performance obligations, revenue recognized during the period from opening deferred revenue, additions from business combinations, and foreign currency translation effects. Management has not identified any material long-term contract liabilities requiring separate non-current presentation.

Expected credit loss

The Company applies the simplified approach under IFRS 9 to measure expected credit losses on trade receivables and contract assets. Accordingly, the Company recognizes a loss allowance based on lifetime expected credit losses from initial recognition of the receivable or contract asset.

Expected credit losses are measured using a provision matrix based on historical collection experience and ageing of outstanding balances

The expected credit loss allowance was $606,731 as of December 31, 2025, and increased to $822,505 as of March 31, 2026, primarily due to the acquisition of land surveying subsidiaries during the year and the related increase in trade receivables from the survey services business. Management considers the allowance to represent its best estimate of lifetime expected credit losses at the reporting date.

Long-Term Assets

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash   expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

As of March 31, 2026 and December 31, 2025, other long-term assets amounted to $1,084,477 and $1,080,656 respectively. This balance includes long-term whole life insurance policy obtained for the Chief Executive Officer, under which the Company is the beneficiary and security deposits paid for office spaces occupied under long-term lease arrangements and other long-term assets.

Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification.

An asset is current when it is expected to be realized or intended to be sold or consumed in the normal operating cycle, held primarily for the purpose of trading, expected to be realized within twelve months after the reporting period, or cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when it is expected to be settled in the normal operating cycle, it is held primarily for the purpose of trading, it is due to be settled within twelve months after the reporting period, or there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Group classifies all other liabilities as non-current

Property, plant and equipment

Property, plant and equipment are tangible assets that are held for use in the Property, Plant and Equipment are initially recognized at cost when it is probable that future economic benefits associated with the asset will flow to the Company and the cost of the asset can be measured reliably. Cost includes the purchase price, non-refundable duties and taxes, directly attributable costs necessary to bring the asset to the location and condition required for it to operate in the manner intended by management, and, where applicable, the initial estimate of dismantling, removal and site restoration obligations.

Property, plant and equipment acquired in a business combination are recognized at their acquisition-date fair values in accordance with IFRS 3.

Subsequent to initial recognition, property, plant and equipment are measured using the cost model and are carried at cost less accumulated depreciation and accumulated impairment losses, if any. The Company does not apply the revaluation model.

Subsequent expenditure is capitalized only when it is probable that the expenditure will result in future economic benefits flowing to the Company and the cost can be measured reliably. The carrying amount of any replaced part is derecognized. Repairs and maintenance costs are recognized as profit or loss as incurred.

Depreciation is recognized so as to allocate the depreciable amount of an asset, being cost less estimated residual value, over its estimated useful life. Depreciation commences when the asset is available for use, that is, when it is in the location and condition necessary for it to operate in the manner intended by management. Depreciation ceases at the earlier of the date the asset is classified as held for sale in accordance with IFRS 5 and the date the asset is derecognized. Under IAS 16, useful lives and residual values are reviewed at least at each financial year-end and changes are accounted for prospectively as changes in accounting estimates.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Asset class	Estimated useful life
Computers and related equipment	5 years
Furniture and fixtures	5 years
Vehicles	6 years
Business and surveying equipment (Including Drone Equipment)	4 years for drone equipment and 6 years for others
Leasehold improvements	Shorter of useful life and lease term
Assets under construction / capital work-in-progress	Not depreciated until available for use

The useful lives stated above represent the estimated useful lives generally applied to newly acquired assets in the respective asset classes. For used property, plant and equipment acquired through business combinations, depreciation is calculated over the estimated remaining useful life of the asset from the date of acquisition. The estimated remaining useful life is determined by management based on the physical condition, expected future use and other asset-specific factors existing at the acquisition date. Accordingly, used assets acquired in a business combination may be depreciated over a shorter period than the standard useful life stated above for the relevant asset class.

The depreciation method, residual value and useful life of each class of property, plant and equipment are reviewed at each reporting date and adjusted prospectively, where appropriate, as a change in accounting estimate. The depreciation method selected reflects the pattern in which the asset’s future economic benefits are expected to be consumed. IAS 16 permits methods such as straight-line, diminishing balance and units of production, provided the method reflects the pattern of consumption of economic benefits.

Assets under construction and capital advances for property, plant and equipment are carried at cost and are not depreciated until the assets are available for use. Amounts paid in advance for the acquisition or construction of property, plant and equipment are presented as capital advances or capital work-in-progress, as applicable, until the related asset is ready for its intended use.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets, being assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized as part of the cost of those assets in accordance with IAS 23. Other borrowing costs are recognized as profit or loss in the period in which they are incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in profit or loss.

The Company assesses at each reporting date whether there is any indication that property, plant and equipment may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset or the cash-

generating unit to which the asset belongs. An impairment loss is recognized when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. Recoverable amount is the higher of fair value less costs of disposal and value in use. Impairment losses are recognized in profit or loss. Where an impairment loss subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount, but not above the carrying amount that would have been determined had no impairment loss been recognized in prior periods.

Product Development Costs and Intangible Assets

The Company recognizes intangible assets, including acquired intangible assets and internally generated development value, less costs of disposal and value in use. An impairment loss is recognized when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but not above the carrying amount that would have been determined had no impairment loss been recognized in prior periods.

Goodwill is accounted for and tested for impairment in accordance with the Company’s goodwill impairment policy.

Goodwill

The Company performed its annual goodwill impairment assessment as of 12/31/2025. For each CGU or group of CGUs to which goodwill has been allocated, the Company determined the recoverable amount on the basis of value in use, calculated using discounted cash flow models derived from management-approved multi-year forecasts.

The key assumptions underpinning the value-in-use calculations reflect the Company's position as a growth-stage SaaS business operating in a large and expanding addressable market. Management's projections incorporate strong and improving gross margins consistent with a scalable, subscription-based revenue model, as well as customer retention rates, anticipated new logo additions, and expected progression toward operating leverage as acquisition-related integration and transaction costs — which are non-recurring in nature — are absorbed and the combined businesses reach steady-state operating efficiency. Although the consolidated income statement for the current fiscal year reflects a net loss position, this outcome is attributable to the significant one-time and period costs associated with the volume of acquisitions completed, including transaction advisory fees, integration expenditures, and other acquisition-related charges that are not indicative of the ongoing earnings capacity of the underlying businesses. Gross margins across the combined CGUs remain strong and are consistent with management's long-term operating model.

The pre-tax discount rates applied to each CGU's cash flow projections are based on a weighted average cost of capital derived from observable market data, adjusted to reflect the risks specific to each CGU's operating geography and revenue profile. Terminal growth rates applied beyond the explicit forecast period are consistent with long-term expectations for the SaaS sector and do not exceed the long-term average growth rate of the markets in which each CGU operates.

Based on the results of the annual impairment assessment, the recoverable amount of each CGU or group of CGUs to which goodwill has been allocated exceeded its respective carrying amount as of 12/31/2025. Accordingly, no impairment loss has been recognized in respect of goodwill for the fiscal year ended 2025.

Management has considered the sensitivity of the impairment assessment to changes in key assumptions, including a reduction in forecast revenue growth rates, a compression of gross margins, and an increase in the pre-tax discount rate. Based on reasonably possible adverse movements in each of these assumptions, management has concluded that no such change, individually or in combination, would result in the carrying amount of goodwill exceeding the recoverable amount of any CGU. Accordingly, no indicators of impairment have been identified and no impairment.

Goodwill	March 31, 2026	December 31, 2025
	$	$
Balance, Beginning of Year	12,106,307	2,468,722
Goodwill recognized on acquisitions (Note-4)	—	9,637,585
Balance, End of Year	12,106,307	12,106,307

Financial Instruments

ZenaTech accounts for its financial instruments according to IFRS 9.

Classification

The Company classifies its financial assets in the following measurement categories:

•those to be measured subsequently at fair value (either through OCI or through profit or loss), and

•those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

Recognition and Derecognition

Purchases and sales of financial assets in the normal course of business are recognized on trade date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether or not their cash flows are solely payment of principal and interest.

Debt Instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.  There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains or losses together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains or losses. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains or losses and impairment expenses are presented as separate line in the statement of profit or loss.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains or losses in the period in which it arises.

Equity Instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains or losses in the statement of profit or loss as applicable. Impairment losses and reversal of impairment losses on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at an amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Share Capital

The Company records the proceeds from share issuances net of issue costs and any tax effects. Common shares issued for consideration other than cash are valued based on their market value at the date the common shares are issued.

Revenue

ZenaTech had two types of businesses during 2025, the Software as a Service (“SaaS”) revenue and the revenue from Survey business beginning with January 2025. For these two types of businesses, it recognizes revenue under IFRS 15.

IFRS 15 – Revenue from Contracts with Customers for the SaaS Customers

The Company earns its revenue from managing software derived from business to business or business to government operations. The Company is the only manufacturer of this software, and it only sells software on a standalone basis directly to the end user.

Revenue is usually billed and collected at the beginning of the service period, which can be one month, three months, six months, or a year. The revenue is earned through time and recognized at the end of the reporting period. Any amount billed to customers for which services have not yet been provided is recorded as deferred revenue, which is a current liability on the balance sheet. The Company’s software revenue, which comes from software licensing, and support and maintenance agreements that are earned over a period of time, represents approximately 90%.

The Company also earns revenue from custom software programming. Most custom project-oriented software programming are derived from upgrades to software or custom programming to existing software. These projects are small and will usually end within 6-8 weeks. These custom projects are typically paid 50% upfront and the second part of the revenue is earned at the end of the project. This is a small portion of the company’s revenue, approximately 10%.

Revenue Recognition

Sale of Software Licenses

The software license at the customer’s site is sold as a one-time perpetual license. The software license sales are recognized as revenue when a fixed fee order has been received, and delivery has occurred to the customer. Revenue is recognized generally upon customer acceptance (point-in-time) of the software product and verification that it meets the required specifications. Software is delivered to customers electronically.

Software as a service

Software as a service includes revenue from software licensing and delivery in which software is licensed on a subscription basis and is centrally hosted. These services often include software updates which provide customers with rights to unspecified software product upgrades and maintenance releases and patches released during the term of the support period. Contracts for these services are generally 12-36 months in length. Revenue is recognized ratably and evenly over the term of the agreement.

Maintenance and support services

The Company sells maintenance and support services which include access to technical support personnel for software and hardware troubleshooting and monitoring of the health of a customer’s network, access to a sophisticated web-portal for managing the end-to-end hardware and software digital ecosystem, and hosting support services through our network operations center, or NOC. These services provide either physical or automated remote monitoring which support customer networks 7 days a week, 24 hours a day.

These contracts are generally 12-36 months in length and generally automatically renewed for additional 12-month periods unless cancelled by the customer. Rates for maintenance and support contracts are typically established based upon a fee per location or fee per device structure, with total fees subject to the number of services selected. Revenue is recognized ratably and evenly over the term of the agreement.

IFRS 15 – Revenue from Contracts with Customers for the Survey business

Revenue Recognition

DaaS offices are being equipped with drones, training, and are hiring drone pilots. A tech platform for data analysis and 3D data plotting is being built, and a team of centralized specialized drone data analysts are being hired to integrate the same with the survey business. The survey businesses typically earn revenue on contract basis with payment made at the end of the project. Some projects or customers may require upfront payment; however, the amount may vary and depends on the newness of the customer and the size of the project. As such, there are few significant payments that need to be deferred. The payments cover the invoiced amount that the survey companies bill, for the most part, and the work performed is documented and described on the invoice. Any changes to the original scope of the project are documented as well.

The revenue recognition process under IFRS 15 involves five key steps:

The Company performs the following five steps in order to recognize revenue: (1) defining and identifying the contract(s) with a customer and how to account for a change order and other modifications; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The table below details the revenue breakdown for our companies by product type and geographical location for the three months ended March 31, 2026, and year ended December 31, 2025.

	Three Months Ended ($)	Year Ended ($)
Revenue by Geographical Region	3/31/2026	12/31/2025
Survey Business:
Acquisitions 2025 – Canada	33,189	240
Acquisitions 2025 – United Kingdom	126,027	122,060
Acquisitions 2025 – USA	7,653,246	9,983,434
Total DaaS Revenue by Geographical Region	7,812,462	10,105,734
Software as a Service:
PacePlus, Interactive, all others – USA	568,867	2,745,745
WorkAware – Canada	2,537	9,325
TillerStack – Germany	–	–
Othership – United Kingdom	18,453	51,918
Total SaaS Revenue by Geographical Region	589,857	2,806,988
Total Revenue	8,402,319	12,912,722

ZenaTech did not have any major customers according to IFRS 8 paragraph 34 for the three months ended March 31, 2026, or as of December 31, 2025.

Business combinations and transactions under common control

The assessment of whether an acquisition meets the definition of a business or represents an asset acquisition requires judgment. For acquisitions that meet the definition of a business and are not transactions under common control, the Company applies the acquisition method of accounting, under which identifiable assets acquired, and liabilities assumed are measured at their acquisition-date fair values. Any excess of the consideration transferred over the fair value of the identifiable net assets acquired is recognized as goodwill. If the transaction is an asset acquisition, the consideration paid is allocated to the assets acquired and liabilities assumed based on their relative fair values, and no goodwill is recognized. Transactions in which the Company acquires assets, liabilities, businesses or entities from parties that are under common control before and after the transaction are accounted for using the predecessor carrying value method. Under this method, the assets and liabilities acquired are recognized at the carrying amounts recorded in the financial statements of the transferring entity or previous owner. No goodwill is recognized as a result of such transactions. Any difference between the consideration transferred and the predecessor carrying amounts of the net assets acquired is recognized directly in equity within “Common Control Adjustment Account”, as applicable. The Company applies this policy consistently to all transactions under common control.

Basic earnings or loss per share are computed by dividing the number of common shares outstanding by the comprehensive net earnings or loss available to common shareholders for the period. The diluted income and loss per share are computed by dividing the comprehensive income and loss by the weighted average number of shares outstanding during the reporting period. Diluted earnings or loss per share are computed similarly to basic earnings or loss per share except that the weighted average share outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate. A corresponding right-of-use ("ROU”) asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income. Lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.

A lease modification will be accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company's incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.

ZenaTech had a prepaid month-to-month lease, which expired mid-June 2023. The Company has since changed locations and commenced a long-term lease contract starting at the end of June 2023. The lease contract is non-cancellable for an initial 5-year term and then can be extended to 25 years, per agreement.

ZenaTech entered several operating one-year leases during 2024 and 2025 at various locations in USA, Canada and UAE.

ZenaTech leases office and warehouse space in multiple locations under long-term leases with terms ranging from 2 to 10 years. The following is a summary of these leases and the remaining undiscounted payments by maturity.

Lease Liabilities

ZenaTech leases office and warehouse space in multiple locations under long-term leases with terms ranging from more than 1 years  to 10 years. The following is a summary of these leases and the remaining undiscounted payments by maturity.

Below are tables describing the maturity of the contractual lease and ROU asset as of March 31, 2026.

Below are tables describing the maturity of the contractual lease and ROU asset as of March 31, 2026.

Maturity analysis
Contractual undiscounted cash flows (CAD)
Less than a year	$1,506,793
One to five years	4,515,326
More than 5 years	701,915
Total undiscounted as of March 31, 2026	$6,724,033

Right of Use (ROU) Asset

Right of Use Asset, net
ROU asset	$5,870,862
Amortization	(274,766)
Total net Right of Use Asset as of March 31, 2026	$5,595,996

Lease Liability
Current	$1,198,484
Non-current	4,603,415
Total lease liability as of March 31, 2026	$5,801,889

Below are tables describing the maturity of the contractual lease and ROU asset as of December 31, 2025.

Maturity analysis as of December 31, 2025
Contractual undiscounted cash flows (CAD)
Less than a year	$1,142,828
One to five years	3,358,418
More than 5 years	83,817
Total undiscounted as of December 31, 2025	$4,585,063

Right of Use (ROU) Asset

Right of Use Asset, net
ROU asset	$4,410,982
Amortization	(323,329)
Total net Right of Use Asset as of December 31, 2025	$4,087,653

Lease Liability
Current	$921,068
Non-current	3,279,270
Total lease liability as of December 31, 2025	$4,200,338

Income Taxes

Current tax is the expected tax payable or receivable on taxable income or loss for the year, using tax rates and laws enacted or Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax is measured using tax rates and laws enacted or substantively enacted at the reporting date that are expected to apply when the related deferred tax asset is realized or deferred tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Current and deferred tax are recognized in profit or loss, except to the extent they relate to items recognized in other comprehensive income or directly in equity, in which case the related tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax assets and liabilities are offset only when the Company has a legally enforceable right to offset current tax assets and liabilities and the deferred taxes relate to the same taxation authority and the same taxable entity, or entities that intend to settle current tax assets and liabilities on a net basis.

Earn-Out Liabilities (Contingent Consideration)

In accordance with IFRS 3 (Business Combinations) and IFRS 13 (Fair Value Measurement), the contingent consideration, in the form of earn-out arrangements, has been recognized at fair value as of the acquisition date. The earn-out amounts are contingent on achieving specified revenue targets set out in the respective acquisition agreements and are payable over the earn-out period.

The earn-out liability is recognized at its fair value as of the acquisition date and will be re-measured at each reporting period. Any adjustments to the fair value of the contingent consideration will be reflected in the profit or loss.

In connection with certain acquisitions completed during the year, the Group entered into earn-out arrangements with the former owners of the acquired businesses. The earn-outs are generally payable if specified post-acquisition revenue targets are achieved over one- to three-year earn-out periods. The contractual measures are generally based on invoiced and collected revenues, excluding revenue from post-closing acquisitions, and in some cases are also subject to additional profitability conditions.

The Group recognized contingent consideration at fair value on the acquisition date as part of consideration transferred. Fair value was determined using a Monte Carlo simulation based on forecast revenues, contractual threshold payments, volatility assumptions, discount rates, settlement timing and credit risk. The carrying amount of contingent consideration as of March 31, 2026 is $1,291,546 (Previous year – $1,291,546) . The measurement remains sensitive to changes in forecast revenue, volatility, discount rates and the probability of achieving contractual targets.

Provisions

Recognition of Provisions

A provision is recognized when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Measurement of Provisions

Provisions are measured at the best estimate of the expenditure required to settle the obligation, considering the risks and uncertainties surrounding the obligation. Where the effect of the time value of money is material, provisions are discounted using a pre-tax rate that reflects current market conditions and the specific risks associated with the liability.

Review and Adjustment of Provisions

Provisions are reviewed at each reporting date and adjusted to reflect the best estimate at that time. If the likelihood of an outflow of resources changes or new information becomes available, the provision is revised accordingly.

Earnings / Loss per Share

The Company presents basic and diluted earnings or loss per share in accordance with IAS 33, Earnings per Share.

Basic earnings or loss per share is calculated by dividing profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings or loss per share is calculated by adjusting profit or loss attributable to ordinary shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, including warrants, options, convertible instruments and contingently issuable shares, where applicable.

The weighted average number of common shares is adjusted retrospectively for share splits, reverse share splits, bonus issues, share consolidations and similar transactions that change the number of shares outstanding without a corresponding change in resources.

New Pronouncement

New and revised IFRS Accounting Standards applied with no material effect on the financial statements

The group has applied the following amendment for the first time for its annual reporting for the period commencing 1 January 2025:

•Amendment to IAS 21 – Lack of Exchangeability

The amendment listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Standards, amendments to published standards and interpretations that are not yet effective and have not been early adopted by the Group

•Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7);

•Annual Improvements to IFRS Accounting Standards – Volume 11;

•Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7);

•Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21);

•Presentation and Disclosure in Financial Statements (IFRS 18); and

•Subsidiaries without Public Accountability: Disclosures (IFRS 19)

4.ACQUISITIONS AND SALES

Acquisition of Weddle Surveying, Inc.

ZenaTech acquired all outstanding shares of equity securities and warrants of Weddle Surveying, Inc., a Oregon, United States of America, corporation on January 14, 2025. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington. The Company paid $525,000 USD of which $262,500 USD was paid in cash and issued a promissory note for $262,500 USD to its shareholder. The promissory note has three equal payments and six percent (6%) interest per year paid in equal annual payments and with a maturity date of January 14, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used for the below disclosure is $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$30,437	$41,778
Accounts Receivable	8,109	11,130
Computers and related equipment	2,350	3,226
Furniture and fixtures	12,530	17,199
Vehicles	7,757	10,647
Business equipment	78,720	108, 051
Less liabilities assumed
Accounts payable	(210)	(288)
Net tangible assets	$139,693	$191,743
Customer lists, brand recognition, technology	197,000	270,402
Goodwill	188,307	258,470
Net purchase price	525,000	720,615
Acquisition payment
Cash paid ($262,500 USD)	$262,500	360,308
Promissory note ($262,500 USD)	262,500	360,307
Total purchase price	$525,000	720,615

Acquisition of KJM Land Surveying, Inc.

ZenaTech acquired all outstanding shares of equity securities and warrants of KLM Land Surveying, Inc., a Florida, United States of America, corporation on January 22, 2025. KJM Land Surveying provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years. The Company paid $400,000 USD of which $200,000 USD was paid in cash and issued a promissory note for $200,000 USD to its primary shareholder and other shareholders. The promissory note has equal payments and includes a six percent (6%) interest per year paid monthly and with a maturity date of January 21, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used for the below disclosure was $1 USD to $1.4379, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$11,829	16,236
Accounts receivable	1,087	1,492
Computers and related equipment	14,200	19,491
Furniture and fixtures	13,500	18,530
Vehicles	22,500	30,884
Business equipment	67,100	92,101
Less liabilities assumed
Accounts payable	(1,650)	(2,265)
Net tangible assets	$128,566	1,76,469
Customer lists, brand recognition, technology	127,000	174,320
Goodwill	144,434	198,251
Net purchase price	400,000	549,040
Acquisition payment
Cash paid ($200,000 USD)	$200,000	274,520
Promissory note ($200,000 USD)	200,000	274,520
Total purchase price	$400,000	549,040

Acquisition of Othership, Limited

ZenaTech acquired all outstanding shares of equity securities and warrants of Othership, Limited, a United Kingdom corporation on March 14, 2025. Othership is a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. This acquisition will expand ZenaTech’s internal expertise developing applications using quantum computing across both AI drone and enterprise SaaS areas where we see growing demand and revenue opportunities. The Company paid $260,000 USD of which $100,000 USD was paid in cash and issued a promissory note for $160,000 USD to its primary shareholder and other shareholders. The promissory note has one year amortization note at six percent (6%) interest per year paid monthly and with a maturity date of March 13, 2028. This acquisition includes an earnout based on the revenue earned payable to the former owner, with a minimum $50,000 USD for $500,000 USD in revenue earned, and a maximum of $300,000 USD for $1,000,000 revenue earned per year. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for below disclosure was $1 GBP to $1.8491 CAD and $1 USD to $1.3726 CAD the exchange rates on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Office equipment	$130	$178
Computers equipment	1,949	2,676
Net tangible assets	2079	2,854
Customer lists, brand recognition, technology	72,000	98,827
Goodwill	445,921	612,071
Net purchase price	520,000	713,752
Acquisition payment
Earnout	260,000	356,876
Cash paid ($100,000 USD)	100,000	137,260
Promissory note ($160,000 USD)	160,000	219,616
Total purchase price	$520,000	$713,752

Acquisition of Wallace Surveying Corporation

ZenaTech acquired all outstanding shares of equity securities and warrants of Wallace Surveying Corporation (“Wallace”) on April 2, 2025. Wallace is a well-established land survey company with thirty years of experience. Wallace provides construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers. This acquisition powers the

Company’s national Drone as a Service, or DaaS, business as the third US acquisition set to provide access to the ZenaDrone 1000 and the IQ series. These multifunction drones are set to provide a variety of services including power line inspections, precision agriculture, law enforcement, and search-and-rescue for natural disasters such as hurricanes. The Company paid $1,300,000 USD of which $650,000 USD was paid in cash and issued a promissory note for $650,000 USDto its shareholders. The promissory note has a three-year amortization note at eight percent (8%) interest per year with interest accrued monthly and paid yearly, three equal principal payments paid at the end of each anniversary date and with a maturity date of April 1, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for this disclosure was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Accounts receivable	$264,509	$363,065
Computers and related equipment	28,220	38,735
Vehicles	108,500	148,927
Machinery & equipment	247,600	339,856
Less liabilities assumed
Accounts payable	(264,509)	(363,065)
Net tangible assets	384,320	527,518
Customer lists, brand recognition, technology	456,000	625,906
Goodwill	459,680	630,956
Net purchase price	1,300,000	1,784,380
Acquisition payment
Cash paid ($650,000 USD)	650,000	892,190
Promissory note ($650,000 USD)	650,000	892,190
Total purchase price	$1,300,000	$1,784,380

Acquisition of Miller Land Corporation

ZenaTech acquired all outstanding shares of equity securities and warrants of Miller Land Corporation DBA Survey East II (“Miller”) on April 7, 2025. The firm is a land survey and mapping company with a 40-year history and deep portfolio of business customers in the Palm Beach County area of South Florida. The transaction price was $850,000 USD paid with $425,000 USD in cash and a three-year $425,000 USD promissory note with a seven (7%) percent interest promissory note paid in three one-time installments with principal and interest calculated at the end of each month for three years and a due date of April 7, 2028. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$15,508	$21,286
Accounts receivable	96,784	132,846
Computers and related equipment	11,790	16,183
Furniture and fixtures	10,600	14,550
Vehicles	60,000	82,356
Business & equipment	129,500	177,752
Less liabilities assumed
Accounts payable	(112,218)	(154,030)
Net tangible assets	211,694	290,943
Customer lists, brand recognition, technology	304,000	417,270
Goodwill	334,036	458,497
Net purchase price	850,000	1,166,710
Acquisition payment
Cash paid ($425,000 USD)	425,000	583,355
Promissory note ($425,000 USD)	425,000	583,355
Total purchase price	$850,000	$1,166,710

Acquisition of Laventure & Associates, Inc. and Atlantic Civil Engineering, Inc.

ZenaTech acquired Laventure & Associates, Inc. and Atlantic Civil Engineering (collectively known and operating as “Laventure”) of Fort Pierce, Florida, on May 21, 2025. They are a land survey and engineering company with roughly twenty years of experience providing land surveying services for a major regional power company and other commercial customers. They also provide engineering consulting services to their customers. The cumulative transaction price was $450,000 USD of which $225,000 USD was paid in cash and issued a promissory note of $225,000 USD to its shareholders. The promissory note has a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.361, the exchange rate on June 30, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$410,366	$563,268
Accounts receivable	204,490	280,683
Computers and related equipment	1,210	1,661
Furniture and fixtures	4,210	5,779
Vehicles	45,000	61,767
Business equipment	32,650	44,815
Less liabilities assumed
Accounts payable	(614,856)	(843,951)
Net tangible assets	83,070	114,022
Customer lists, brand recognition, tec.	206,494	283,434
Goodwill	216,300	296,893
Net purchase price	505,864	694,349
Acquisition payment
Cash paid ($225,000 USD)	225,000	308,835
Earnout	55,864	76,679
Promissory note ($225,000 USD)	225,000	308,835
Total purchase price	505,864	694,349

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Empire Land Surveying

ZenaTech acquired Empire Land Surveying (“Empire”) of Pensacola, Florida, on June 9, 2025. They are a land survey company with over twenty years of experience providing residential and ALTA surveys.

The transaction price was $200,000 USD of which $120,000 USD was paid in cash and issued a promissory note for $80,000 USD to its shareholders. The promissory note has a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$11,194	$15,365
Accounts receivable	27,270	37,431
Computers and related equipment	9,500	13,040
Furniture and fixtures	22,500	30,884
Vehicles	37,000	50,786
Business equipment	81,000	111,181
Less liabilities assumed
Accounts payable	(21,246)	(29,162)
Net tangible assets	167,218	229,525
Customer lists, brand recognition, tec.	16,011	21,975
Goodwill	16,771	23,020
Net purchase price	200,000	274,520
Acquisition payment
Cash paid ($120,000 USD)	120,000	164,712
Promissory note ($80,000 USD)	80,000	109,808
Total purchase price	$200,000	274,520

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Cardinal Civil Resources

ZenaTech acquired Cardinal Civil Resources (“Cardinal”) of Williamsburg, Virginia, on August 1, 2025. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $2,400,000 USD paid in $1,200,000 USD in cash; $1,200,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments.

The promissory note has a contingent maximum of $600,000 USD earn-out capped at $200,000 USD annually for a 3-year period with the earnout amounts and periods described below.

Subject to the terms of this Agreement, an Earn-Out Amount, if any, is to be paid for each Fiscal Year (as defined below) ending August 31, 2026, August 31, 2027 and August 31, 2028 (collectively, the Earn-Out Period”), with the aggregate Earn-Out Amount paid not to exceed $200,000 USD each Fiscal Year, and during the three (3) year Earn-Out Period, not to exceed a total of $600,000 USD cumulatively. The amount of the Earn-Out Amount paid for each Fiscal Year during the Earn-Out Period shall be as follows: Annual Gross Organic Revenues Annual Total Earn-out Amount Possible $3,000,000 USD to $4,000,000 USD $100,000 USD $4,000,001 USD to $5,000,000 USD $200,000 USD “Gross Organic Revenues” means 100% of Gross Revenue that is invoiced and collected by the Company or NC PC for work performed in the States of Virginia, South Carolina or North Carolina, and shall not include revenue from companies or books of business acquired by the Purchaser, Company or the NC PC after Closing. “Organic Revenue” shall also include: (i) 75% of the revenue, invoiced and collected by the Company, NC PC or any of Daas, ZenaTech, Inc. or any of their respective subsidiaries, from Ryan Homes or any of its subsidiaries or a iliates in the State of Florida, and (ii) 50% of the revenue, invoiced and collected, from any new business generated by the Company or NC PC outside of Virginia, South Carolina or North Carolina, and not including Ryan Homes in Florida, and

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$52,669	$72,293
Accounts receivable	762,410	1,046,484
Other current assets	59,843	82,141
Business equipment	533,580	732,392
Less liabilities assumed
Accounts payable	(57,832)	(79,380)
Due to George Cunha	(859,312)	(1,179,492)
Net tangible assets	491,359	674,438
Customer lists, brand recognition, tec.	1,086,524	1,491,363
Goodwill	1,138,117	1,562,179
Net purchase price	2,716,000	3,727,982
Acquisition payment
Cash paid ($1,200,000 USD)	1,200,000	1,647,120
Promissory note ($1,200,000 USD)	1,200,000	11,647,120
Contingent Consideration Liability	316,000	433,742
Total purchase price	$2,716,000	3,727,982

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Morgan Surveying

ZenaTech with its subsidiary Morgan Land Services, Inc. acquired Morgan Surveying (“Morgan”) of Greensboro, North Carolina, on August 4, 2025. They are a land surveying company with over thirty years of experience providing residential and boundary surveys in the North Carolina area. The transaction price was $615,000 USD paid in $307,500 USD in cash and $307,500 USD in a three-year amortization note, with interest at the rate of 7% per annum, interest and principal paid monthly in arrears. The promissory note has a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments. The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the below disclosure was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash and undeposited funds	$38,705	$53,126
Accounts receivable	90,475	124,186
Employee advances	13,053	17,917
Computers and related equipment	3,805	5,223
Furniture and fixtures	1,500	2,059
Vehicles	15,714	21,569
Leasehold improvements	15,329	21,041
Business equipment	45,726	62,764
Less liabilities assumed
Accounts payable	(114,180)	(156,723)
Net tangible assets	110,127	151,160
Customer lists, brand recognition, tec.	246,582	338,458
Goodwill	258,291	354,530
Net purchase price	615,000	844,149
Acquisition payment
Cash paid ($307,500 USD)	307,500	422,075
Promissory note ($307,500 USD)	307,500	422,075
Total purchase price	$615,000	$844,149

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Lescure Engineers, Inc.

ZenaTech acquired Lescure Engineers, Inc. (“Lescure”) of Williamsburg, Virginia, on September 11, 2025. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $350,000 USD paid in $175,000 USD in cash; $175,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments; and a maximum of $600,000 USD earn-out capped at $200,000 USD annually for a 3-year period.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the below disclosure was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$123,148	$169,033
Accounts receivable	150,307	206,311
Work in Progress	166,786	228,930
Computers and related equipment	16,750	22,991
Furniture and fixtures	4,000	5,490
Equipment	36,350	49,894
Vehicles	12,500	17,158
Less liabilities assumed
Accounts payable	(233,384)	(320,343)
Client retainers	(190,932)	(262,072)
Net tangible assets	85,525	117,392
Customer lists, brand recognition, etc.	143,308	196,705
Goodwill	150,112	206,044
Net purchase price	387,495	520,141
Acquisition payment
Cash paid ($175,000 USD)	175,000	240,205
Promissory note 1 ($175,000 USD)	175,000	240,205
Earnout	28,946	39,731
Total purchase price	$387,495	520,141

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of A&J Land Surveyor, Inc.

Drone as a Service acquired A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida on September 23, 2025. A&J is a land survey and engineering firm founded in 1995, which specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers. The cumulative transaction price was $450,000 USD paid in $225,000 USD in cash; $225,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments; and a maximum of $600,000 USD earn-out capped at $200,000 USD annually for a 3-year period.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$368,727	$506,115
Computers and related equipment	22,000	30,197
Furniture and fixtures	1,000	1,373
Business equipment	128,800	176,790
Vehicles	128,395	176,235
Less liabilities assumed
Accounts payable	(350,692)	(481,360)
Net tangible assets	298,230	409,350
Customer lists, brand recognition, tec.	85,092	116,798
Goodwill	89,133	122,344
Net purchase price	472,455	648,492
Acquisition payment
Cash paid ($225,000 USD)	225,000	308,835
Promissory note ($225,000 USD)	225,000	308,835
Earnout	22,455	30,822
Total purchase price	$472,455	648,492

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Putt Land Surveying, Inc.

Drone as a Service acquired Putt Land Surveying, Inc. (“Putt”), a Tucson, Arizona firm, on October 3, 2025. Putt is a land survey founded more than forty years ago, with established clients including City of Tuscon, school districts, and a range of public and private sector clients. The transaction price was $575,000 USD paid in $250,000 USD in cash, $75,000 USD in a non-interest-bearing six-month maturity note and $250,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash and undeposited funds	$20,504	$28,144
Accounts receivable	72,919	100,088
Computers and related equipment	1,240	1,702
Furniture and fixtures	1,300	1,784
Machinery and equipment	54,300	74,532
Vehicles	13,000	17,844
Less liabilities assumed
Accounts payable	(93,423)	(128,231)
Net tangible assets	69,840	95,863
Customer lists, brand recognition, tech.	246,722	338,650
Goodwill	258,438	354,732
Net purchase price	575,000	789,245
Acquisition payment
Cash paid ($250,000 USD)	250,000	343,150
Promissory note 1 ($72,789 USD)	75,000	102,945
Promissory note 2 ($250,000 USD)	250,000	343,150
Total purchase price	$575,000	789,245

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Rampart Surveys, LLC

Drone as a Service acquired Rampart Surveys, LLC. (“Rampart”), a Woodland Park, Colorado firm, on November 12, 2025. Founded in 1997, Rampart Surveys has established a reputation for providing boundary, land title, topographic, and construction staking surveys for commercial projects across central Colorado while maintaining strong relationships with various regional government and private-sector clients across multiple counties. The transaction price was $550,000 USD paid in $275,000 USD in cash and $275,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$38,956	$53,471
Accounts receivable	164,313	225,536
Computers and related equipment	11,794	16,188
Furniture and fixtures	14,841	20,371
Surveying equipment	133,564	183,330
Vehicles	25,550	35,070
Less liabilities assumed
Accounts payable	(164,637)	(225,981)
Net tangible assets	224,381	307,985
Customer lists, brand recognition, tech.	159,034	218,290
Goodwill	166,585	228,655
Net purchase price	550,000	754,930
Acquisition payment
Cash paid ($275,000 USD)	275,000	377,465
Promissory note ($275,000 USD)	275,000	377,465
Total purchase price	$550,000	754,930

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Smith Surveying, Inc.

ZenaTech acquired Smith Surveying Group (“Smith”) of Jacksonville, Florida, on November 17, 2025. They are a land surveying company with over 6 years of experience providing construction staking and monitoring services, as-built surveys, right-of-way surveys, topographic surveys and high-definition 3D scanning. The transaction price was $1,500,000 USD paid in $900,000 USD in cash and $600,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. This promissory note has an earnout agreement for each fiscal year ending November 18, 2026, 2027, and 2028 calculated as a fixed fee of $40,000 USD for revenues between $2.5 million USD and $3 million USD, $80,000 USD for revenues between $3 million USD to $3.5 million USD, and over $3.5 million USD to $4 million USD of $120,000 USD , $4 to 4.5 million USD of $160,000 USD and over $4.5 million USD of $200,000 USD fixed fee.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$1,195	$1,640
Accounts receivable	660,858	907,094
Computers and related equipment	2,500	3,432
Furniture and fixtures	400	549
Surveying equipment	73,400	100,749
Vehicles	135,650	186,193
Less liabilities assumed
Accounts payable	(662,053)	(908,734)
Net tangible assets	211,950	290,923
Customer lists, brand recognition, tech.	637,229	874,661
Goodwill	667,488	916,193
Net purchase price	1,516,667	2,081,777
Acquisition payment
Cash paid ($900,000 USD)	900,000	1,235,340
Earnout (probable $300,000 USD)	16,667	22,887
Promissory note ($600,000 USD)	600,000	823,560
Total purchase price	$1,516,667	2,081,777

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Casado Design, Ltd.

ZenaTech, Inc. acquired Casado Design, Ltd. (“Casado”), a Weston-super-Mare, near Bristol, UK firm, on December 9, 2025. Founded in 2010, Casado is a survey and design company located in the South West of England with a strong reputation and expertise in 3D modeling and scanning services for tower and infrastructure building in the telecom sector. This acquisition marks the entry of Drone as a Service to the UK and the company’s expansion into telecom infrastructure, an area experiencing new investment and transformation in the UK and across Europe. Casado Design has long-standing relationships with major telecom operators and tower clients across England. It delivers comprehensive and precise design solutions supporting the full lifecycle of telecom infrastructure, from building and upgrading to decommissioning. This includes advanced digital twins and building information modeling (BIM) that streamline infrastructure management. Looking ahead, the company plans to expand Casado’s capabilities into drone-enabled rust remediation and spray-painting services to meet evolving tower maintenance needs.

The cumulative transaction price was 401,400 GBP paid in 150,000 GBP in cash; 150,000 GBP in a three-year amortization note, with interest at the rate of 6% per annum, interest paid monthly in arrears, and principal paid in three annual installments; and a maximum of  earn-out capped at 200,000 GBP annually for a 3-year period.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 GBP to $1.8491, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	GBP	CAD
Cash	$(5,994)	$(11,084)
Accounts receivable	20,894	38,635
Computers and related equipment	3,368	6,228
Furniture and fixtures	2,836	5,244
Business equipment	1,160	2,145
Vehicles	12,000	22,189
Less liabilities assumed
Accounts payable	(14,900)	(27,552)
Net tangible assets	19,364	35,805
Customer lists, brand recognition, tec.	200,215	370,218
Goodwill	209,721	387,796
Net purchase price	429,300	793,819
Acquisition payment
Cash paid (151,400 GBP)	151,400	279,954
Promissory note 1 (150,000 GBP)	150,000	277,365
Promissory note 2 (100,000GBP)	100,000	184,910
Earnout	27,900	51,590
Total purchase price	$429,300	793,819

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Vara 3D, Inc.

ZenaTech acquired Vara 3D, Inc., (“Vara 3D") of Murray, Utah, on December 12, 2025. They are a land surveying company providing construction staking; boundary surveys; solar and water treatment site surveys; and 3D modeling. The transaction price was $850,000 USD paid in $400,000 USD in cash, $50,000 USD in a non-interest-bearing three-month maturity note and $400,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. This promissory note has an earnout agreement for each fiscal year ending December 6, 2026, 2027 and 2028 calculated as a fixed fee of $40,000 USD for revenues between $1.5 million USD and $2 million USD, $80,000 USD for revenues between $2 million USD to $2.5 million USD, and over $2.5 million USD of $120,000 USD fixed fee.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$46,598	$63,960
Accounts receivable	131,945	181,108
Prepaid Expenses	35,373	48,553
Computers and related equipment	12,570	17,254
Surveying equipment	90,700	124,495
Vehicles	20,000	27,451
Less liabilities assumed
Accounts payable	(213,916)	(293,621)
Net tangible assets	123,270	169,200
Customer lists, brand recognition, tech.	365,423	501,579
Goodwill	382,774	525,396
Net purchase price	871,467	1,196,175
Acquisition payment
Cash paid ($400,000 USD)	400,000	549,040
Earnout	22,206	30,480
Promissory note 1 ($400,000 USD)	400,000	549,040
Promissory note 2 ($49,261 USD)	49,261	67,615
Total purchase price	$871,467	1,196,175

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Holt Surveying & Mappin, Inc.

ZenaTech acquired Holt Surveying & Mapping, Inc. (“Holt”) of Spokane, Washington, on December 15, 2025. They are a land surveying company with over eight years of experience providing boundary, ALTA, topographic and construction staking. The transaction price was $350,000 USD paid in $175,000 USD in cash, and $175,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. This promissory note has an earnout agreement for each fiscal year ending December 15, 2026, 2027 and 2028 calculated as a fixed fee of $10,000 USD for revenues between $0.5 million USD and $0.6 million USD, $20,000 USD for revenues between $0.6 million USD to $0.7 million USD, over $30,000 USD for $0.7 million USD to $0.8 million USD, over $40,000 USD for $0.8 million USD to $0.9 million USD and over $50,000 USD for $0.9 million USD to $1 million USD, not to exceed $50,000 USD annually.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$16,834	$23,106
Accounts receivable	95,438	130,998
Computers and related equipment	21,240	29,154
Furniture and fixtures	400	549
Surveying equipment	116,850	160,388
Vehicles	15,000	20,589
Less liabilities assumed
Accounts payable	(112,272)	(154,105)
Net tangible assets	153,490	210,679
Customer lists, brand recognition, tech.	104,884	143,964
Goodwill	109,864	150,800
Net purchase price	368,238	505,443
Acquisition payment
Cash paid ($175,000 USD)	175,000	240,205
Earnout	18,238	25,033
Promissory note ($175,000 USD)	175,000	240,205
Total purchase price	$368,238	505,443

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of LD King Engineering Co., Inc.

ZenaTech acquired L.D. King Engineering Co. Inc. (“L.D. King”) of Ontario, California, on December 18, 2025. They are a civil engineering and land surveying firm with over sixty years of experience providing surveying, engineering, land development, construction management, planning, and quality control services. The transaction price was $2,850,000 USD paid in $1,425,000 USD in cash and $1,425,000 USD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. This promissory note has an earnout agreement for each fiscal year ending December 31, 2026, 2027 and 2028 calculated as a fixed fee of $50,000 USD for revenues between $3.5 million USD and $4 million USD, $100,000 USD for revenues between $4 million USD to $4.5 million USD, over $4.5 million USD to $5 million USD of $150,000 USD, $5 million USD to 5.5 million USD of 200,000 USD and $5.5 million USD to $6 million USD of $250,000 USD fixed fee. The first fiscal year for the earnout shall begin January 1, 2026.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the disclosure below was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$1,018,808	$1,398,416
Accounts receivable	188,442	258,655
Unbilled services	342,896	470,660
Prepaid expenses	103,305	141,796
Computers and related equipment	9,550	13,108
Furniture and fixtures	2,900	3,981
Surveying equipment	117,950	161,898
Vehicles	71,000	97,455
Less liabilities assumed
Accounts payable	(1,653,451)	(2,269,527)
Net tangible assets	201,400	276,442
Customer lists, brand recognition, tech.	1,371,498	1,882,518
Goodwill	1,436,621	1,971,906
Net purchase price	3,009,519	4,130,866
Acquisition payment
Cash paid ($1,425,000 USD)	1,425,000	1,955,955
Earnout	159,519	218,956
Promissory note ($1,425,000 USD)	1,425,000	1,955,958
Total purchase price	$3,009,519	4,130,866

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Andrew Spiewak Land Surveyor, Inc.

ZenaTech acquired Andrew Spiewak Land Surveyor, Inc., (“Spiewak") of Park Ridge, Illinois, on December 22, 2025. They are a land surveying company providing boundary surveys, as-built surveys, and condominium surveys. The transaction price was $490,000 USD paid in $280,000 USD in cash, $50,000 in a non-interest-bearing three-month maturity note and $160,000 in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears. This note has an earn-out agreement for one year of $25,000 USD for revenues over $1,250,000 USD not to exceed the $25,000 USD and ending on December 21, 2026.

The allocation of the purchase consideration is as shown in the table below. The currency exchange rate used in the calculations for the below disclosure was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Assets acquired	USD	CAD
Cash	$82,768	$113,607
Accounts receivable	47,568	65,292
Computers and related equipment	10,600	14,550
Furniture and fixtures	3,250	4,461
Surveying equipment	33,255	45,646
Vehicles	60,000	82,356
Less liabilities assumed
Accounts payable	(130,335)	(178,898)
Net tangible assets	107,106	147,014
Customer lists, brand recognition, tech.	188,340	258,515
Goodwill	197,284	270,793
Net purchase price	492,730	676,322
Acquisition payment
Cash paid ($280,000 USD)	280,000	384,328
Earnout	3,469	4,762
Promissory note 1 ($160,000 USD)	160,000	219,616
Promissory note 2 ($49,261 USD)	49,261	67,616
Total purchase price	$492,730	676,322

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

Acquisition of Sunrise Window Cleaners

ZenaTech acquired Sunrise Window Cleaners (“Sunrise”) of Hammonds Plains, Nova Scotia, on December 22, 2025. They are a window cleaning company with over fifteen years of experience providing window cleaning and related exterior maintenance services. The transaction price was $250,000 paid in $125,000 CAD in cash, $50,000 CAD in a non-interest bearing a three-month maturity note, and $75,000 CAD in a three-year amortization note, with interest at the rate of 6% per annum, interest and principal paid monthly in arrears.

Assets acquired	CAD
Cash	$9,440
Accounts receivable	30,538
Computers and related equipment	250
Furniture and fixtures	500
Surveying equipment	6,290
Vehicles	31,000
Less liabilities assumed
Accounts payable	(39,978)
Net tangible assets	38,040
Customer lists, brand recognition, tech.	103,160
Goodwill	108,057
Net purchase price	249,257
Acquisition payment
Cash paid ($125,000 CAD)	125,000
Promissory note 1 ($75,000 CAD)	75,000
Promissory note 2 ($49,257 CAD)	49,257
Total purchase price	$249,257

In accordance with IFRS 3 Business Combinations, the acquisition has been accounted for on a provisional basis. At the reporting date, the Company is still in the process of identifying and measuring the fair value of all identifiable assets acquired and liabilities assumed. Consequently, the amounts recognized in these financial statements for the assets acquired, liabilities assumed, and any resulting goodwill or gain from a bargain purchase are subject to change. Final adjustments will be made within the measurement period as permitted under IFRS 3.

5.NOTE RECEIVABLE

Note Receivable Affiliate

ZenaTech, Inc. sold for $341,850 or $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD.

The Company $3,360 USD or $4,676 interest income related to this note as of March 31, 2026. The currency exchange rate used in the calculations was $1 USD to $1.3916, the exchange rate on March 31, 2026, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company accrued $4,676 interest income related to this note as of March 31, 2026.

The Company recorded $9,701 USD or $13,506 interest income related to this note as of December 31, 2025. The currency exchange rate used in the calculations was $1 USD to $1.3726, the exchange rate on December 31, 2025, as per https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company accrued $20,511 interest income related to this note as of December 31, 2025.

6.PROPERTY, PLANT & EQUIPMENT

	As of	As of
	March 31,	December 31,
	2026	2025
Property, Plant & Equipment:
Computers and equipment	$1,057,257	$839,050
Accumulated depreciation	(235,637)	(168,672)
Net computers and equipment	821,620	670,378
Furniture and fixtures	445,660	406,786
Accumulated depreciation	(51,055)	(30,870)
Net furniture and fixtures	394,605	375,916
Vehicles	4,361,484	4,206,086
Accumulated depreciation	(646,674)	(401,793)
Net vehicles	3,714,810	3,804,293
Leasehold improvements	299,311	200,032
Accumulated depreciation	(49,440)	(35,043)
Net leasehold improvements	249,871	164,989
Business equipment (Including drone equipment)	7,758,018	6,993,179
Accumulated depreciation	(586,402)	(316,311)
Net business equipment	7,171,616	6,676,868
Total Property Plant & Equipment (PPE), gross	13,921,730	12,645,133
Total Accumulated depreciation	(1,569,208)	(952,689)
Total Property Plant & Equipment (PPE), net	$12,352,522	$11,692,444

ZenaTech acquired computers for $151,242, furniture and fixtures $18,689, leasehold improvements for 84,882, and business equipment for 494,748 during the three months ended March 2026.

The Company also disposed vehicles for $89,483 during the three months ended March 31, 2026.

ZenaTech acquired computers for $740,057, furniture and fixtures $402,830 and made leasehold improvements for $143,344 during the year ended December 31, 2025.

The Company also acquired vehicles for $4,032,643 and disposed vehicles for $20,188, bought business equipment for $6,880,822 (including drones internally developed $ 2,028,290) during the year ended December 31, 2025.

7. CAPITAL ADVANCES & COMMITMENTS

The Company has paid capital advances amounting to AED 5,830,260 (approximately CAD $2,452,793) towards contractual purchase of five residential properties located in Ajman, Dubai, and Sharjah, United Arab Emirates, as of March 31, 2026.

The total contracted value of these properties is AED 13,283,000 (approximately CAD $5,032,157) as of March 31,2026 and AED 11,666,000 (approximately CAD $4,419,570) as of December 31, 2025. The remaining balance of AED 7,452,740, equivalent to CAD 2,823,410, is payable in accordance with the property-wise installment schedules agreed with the developer under the respective payment plans. These properties are under construction/installation stage and are intended to be used for accommodating Company personnel. The balance payments for these properties are the Companies Capital Commitments. This conversion is using a March 31, 2026 and December 31, 2025 conversion rate of 2.6396 AED to CAD, see https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on that date.

Due to local law restrictions, the legal title is held in the name of Dr. Shaun Passley, the Company's CEO as a nominee of the Company, Dr. Passley has formally undertaken to transfer the title to the Company. Accordingly, the payment has been recorded as a capital advance under non-current assets.

8.INTANGIBLES

The table below describes the intangibles as of March 31, 2026. Each of the amounts are shown at its historically acquired price and source. Each type of software product development cost is presented in the acquired currency. The table below shows product development and intangibles activity for the three months ended March 31, 2026.

	Asset Source	Life (in years)	Total Costs	Additions	Total Costs	Accumulated Amortization	Amortization Q1	Total Accumulated Amortization as on	Net Book Value
	Currency $		12/31/2025	Q1 2026	3/31/2026	12/31/2025	Q1 2026	3/31/2026	3/31/2026
Intangibles
Software	Acquired – business combination	5 to 15	3,107,870	-	3,107,870	1,021,945	8,665	1,030,610	2,077,260
Trade name / trademark	Acquired – business combination	10	4,639,146	-	4,639,146	144,191	110,150	254,341	508,682
Customer relationships	Acquired – business combination	5	3,511,884	-	3,511,884	224,648	169,594	394,242	3,117,642
Developed Tech	Acquired – business combination	3	46,668	-	46,668	12,317	3,889	16,206	32,412
Non-compete	Acquired – business combination	2	529,316	-	529,316	76,705	64,165	140,870	388,446
Total			11,834,884	-	11,834,884	1,479,806	356,463	1,836,269	9,998,616

Product Development
Drone technology	Acquired separately, USD	12	1,440,000		1,440,000	89,913	29,431	119,344	1,320,656
Robotic Arm Technology licensing	Acquired separately, USD	12	840,000		840,000	52,450	17,168	69,617	770,383
Drone Development	Developed internally, USD	12	2,545,326		2,545,326	158,930	52,021	210,951	2,334,375
Drone Development	Developed internally, USD	NA	2,158,762	1,154,002	3,312,764	-	-	-	3,312,764
Total Product Development			6,984,088	1,154,002	8,138,090	301,293	98,620	399,913	7,738,176

Goodwill	Acquired – business combination	NA	12,106,307	-	12,106,307	-	-	-	12,106,307

The table below shows product development and intangibles activity for the year ended December 31, 2025.

	Asset Source	Life (in years)	Total Costs	Additions	Total Costs	Accumulated Amortization	Amortization 12 Mo. Ended	Total Accumulated Amortization as on	Net Book Value
	Currency $		12/31/2024	2025	12/31/2025	12/31/2024	12/31/2025	12/31/2025	12/31/2025
Intangibles
Software	Acquired – business combination	5 to 15	3,107,870	-	3,107,870	820,503	201,441	1,021,945	2,085,926
Trade name / trademark	Acquired – business combination	10		4,639,146	4,639,146	-	144,191	144,191	4,494,955
Customer relationships	Acquired – business combination	5		3,511,884	3,511,884	-	224,648	224,648	3,287,236
Developed Tech	Acquired – business combination	3		46,668	46,668	-	12,317	12,317	34,351
Non-compete	Acquired – business combination	2		529,316	529,316	-	76,705	76,705	452,611
Total			3,107,870	8,727,015	11,834,885	820,503	659,303	1,479,806	10,355,079

Product Development
Drone technology	Acquired separately, USD	12	1,440,000		1,440,000	-	90,000	90,000.00	1,350,000
Robotic Arm Technology licensing	Acquired separately, USD	12	840,000		840,000	-	52,500	52,500.00	787,500
Drone Development	Developed internally, USD	12	2,545,326	-	2,545,326	-	158,793	158,793.00	2,386,533
Drone Development	Developed internally, USD	NA	-	2,158,762	2,158,762	-	-	-	2,158,762
Total Product Development			4,825,326	2,158,762	6,984,088	-	301,293	301,293	6,682,795

Goodwill	Acquired – business combination	NA	2,468,722	9,637,585	12,106,307	-	-	-	12,106,307

9.LOANS PAYABLE

The Company’s loans payable comprises revolving lines of credit, promissory notes, acquisition-related notes payable, SBA loans and convertible debentures. Certain loans are with related parties. Related party balances and transactions are further disclosed in Note 14.

Loan balances outstanding at the three months ended March 31, 2026 and December 31, 2025 are as follow:

	March 31, 2026	December 31, 2025
SBA Loan – Interactive Systems, Inc.	$723,287	$717,015
SBA Loan – ZooOffice, Inc.	211,835	210,118
GG Mars Capital, Inc. revolving line of credit	-	526,140
Star Financial Corporation revolving line of credit	–	850,182
Jennings Family Investments, Inc. revolving line of credit	-	4,105,476
LoneStella, LLC revolving line of credit	2,427	2,347
Nancy Cowden revolving line of credit	101,327	97,997
Notes payable related to 2025 business combinations (Note 4)	9,217,230	10,495,561
GG Mars Capital, Inc. debentures	258,344	248,636
Total loans payable	10,514,749	17,256,413
Current portion of loans payable	3,440,755	3,689,456
Non-current portion of loans payable	7,073, 995	$13,566,956

Key terms of significant Loans

Loan / facility	Nature / Key terms	Interest rate	Maturity	Security / guarantee
SBA Loan	SBA loan assumed on acquisition of Ecker	3.75%	September 2051	Unsecured / per loan agreement
SBA Loan	SBA loan assumed on acquisition of Zoo Office	3.50%	December 2052	Unsecured / per loan agreement
GG Mars Capital, Inc. Revolving Line of credit	Facility limit $10,000,000	8.00%	October 2034	Unsecured
Star Financial Corporation Revolving Line of credit	Facility limit $10,000,000	8.00%	October 2034	Unsecured
Jennings Family Investments, Inc. LOC	Facility limit $10,000,000	8.00%	October 2034	Unsecured
LoneStella, LLC LOC Revolving Line of credit	Facility limit $10,000,000	8.00%	October 2034	Unsecured
Nancy Cowden LOC Revolving Line of credit	Facility limit $8,000,000	8.00%	October 2034	Unsecured
GG Mars Capital, Inc. debenture	Related party convertible debenture	10.00%	January 2027	Unsecured
Notes payable related to 2025 business combinations	Acquisition consideration payable	6% to 8%	Various through 2028	Per acquisition agreements

The Epazz, Inc. convertible line of credit provides for borrowings up to $400,000 USD, bears interest at 6% per annum and expires on March 31, 2026. There were no amounts outstanding under this facility as of March 31, 2026 or December 31, 2025.

During 2025, the Company repaid the Propal Investments, LLC loan in full. The outstanding balance as of December 31, 2025 and March 31, 2026 was zero.

Convertible debt

Certain debts can be converted into the Company’s Common Stock at a 20% discount (10% in case of Othership conversion). The total number of shares issuable for convertible debt is 2,607,105 as of March 31, 2026. This assumes all potentially convertible debt was converted as of March 31, 2026. Other assumptions include a common stock market price of $2.29 USD or $1.646 per share on March 31, 2026, and a USD to Canadian dollar conversion rate $3.14 as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on that date.

See table below for debt itemization as of March 31st . All amounts are in CAD in the table below.

Convertible debt	Carrying amount	Estimated shares issuable
GG Mars Capital, Inc. revolving line of credit	-	158,791
Jennings Family Investments, Inc. revolving line of credit	-	2,542,128
LoneStella, LLC revolving line of credit	2,427	1,059
Nancy Cowden revolving line of credit	101,327	44,247
GG Mars Capital, Inc. debenture	258,344	112,813
Othership note	6,485	2,831
Total	$368,583	2,861,869

Above listed lenders shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lenders have the option to convert all or part of the balance into ZenaTech common stock at twenty percent (20%) discount of the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price. (10% in case of Othership conversion). The Company adjusts each month the derivatives for the conversions and the derivative finance expense.

The derivative financial liabilities as of March 31, 2026, and December 31, 2025, were as follows:

Derivative Liability	March 31, 2026 in $	December 31, 2025 in $
GG Mars Capital, Inc. note	63,326	131,535
Star Financial Corporation note	0	212,545
Jennings Family Investments, Inc. note	1,045,824	1,026,369
LoneStella, LLC note	436	587
GG Mars Capital, Inc. debenture	46,411	62,156
Nancy Cowden note	18,203	65,159
Othership note	517	24,430
Total derivative financial liabilities	1,176,718	1,469,648

During the year ended December 31, 2025, the Company recognized a derivative finance expense of $18,112,444 in profit or loss .For the three month ended 31st March 2026 the Finance cost as regards Derivative is $ 4,395,200.

10.SHARE CAPITAL

All share amounts have been adjusted, where applicable, to reflect the 1-for-6 reverse stock split of the Company’s Common Shares completed on July 1, 2024. The Company’s share capital consists of Common Shares, Preferred Shares and Super Voting Shares. Certain share issuances were made to related parties and are further disclosed in Note 14.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares with a par value of $0.30 per share. Each Common Share carries one vote. Holders of Common Shares are entitled to dividends when declared by the Board of Directors and, on liquidation, to share rateably in the remaining assets of the Company after settlement of liabilities and amounts payable to holders of shares ranking in priority.

The Company had the following transactions for the issued and outstanding Common Shares during the first three months ending March 31, 2026.

Transaction type	Number of Common Shares
Balance as of December 31, 2025	48,020,885
Issued for acquisitions of entities under common control	4,000,000
Stock issued for cash as ATM transactions to Maxim Group	4,053,290
Issued for cash, debt conversions and financing arrangements	5,690,000
Balance as of March 31, 2026	61,764,175

* Out of the total balance 4,000,000 Common Shares issued for indoor drone technology were issued to related parties and are pending minority shareholder approval in July 2026.

The carrying amount of Common Share capital was $18,529,252 as of March 31, 2026.

The Company had the following transactions for the issued and outstanding Common Shares during 2025.

Transaction type	Number of Common Shares
Balance as of January 1, 2024, after reverse stock split adjustment	17,016,486
Issued for cash under share / unit purchase agreements	291,829
Issued for acquisitions of entities under common control	1,500,000
Issued for patent acquisitions under common control	1,100,000
Issued for debt conversions and financing arrangements	4,651,117
Issued for director, advisory and other services	541,692
Balance as of December 31, 2024	25,101,124
Issued on exercise of warrants	1,350,000
Issued for indoor drone technology acquisition*	3,000,000
Issued for cash, debt conversions and financing arrangements	18,465,000
Issued for director services	104,761
Balance as of December 31, 2025	48,020,885

* The 3,000,000 Common Shares issued for indoor drone technology were issued to related parties and are pending minority shareholder approval in July 2026.

The carrying amount of Common Share capital was $14,406,266 as of December 31, 2025.

The Common Shares issued to directors for services during 2025 were measured at the fair value of the shares issued at the grant date and recognized as share-based compensation in accordance with IFRS 2.

Preferred Shares

The Company is authorized to issue 100,000,000 Preferred Shares with a stated value of $3.00 per share. Preferred Shares are non-voting. Each Preferred Share is convertible into three Common Shares. Holders of Preferred Shares are entitled to dividends when declared by the Board of Directors and have priority over Common Shares on liquidation, after settlement of liabilities.

The table below shows the activity in issued and outstanding Preferred Shares was as follows:

Number of Preferred Shares
Balance as of December 31, 2025	17,270,000
Issued for acquisitions of PIN technologies from entities under common control	10,000,000
Issued to Shaun Passley, PhD as employment agreement for services	1,500,000
Balance as of March 31, 2026	28,770,000

During the three months ended March 31, 2026, the Company issued 1,500,000 Preferred Shares to Shaun Passley, PhD for services rendered to the Company. The issuance was accounted for as share-based compensation in accordance with IFRS 2.

The carrying amount of Preferred Share capital was $86,310,000 as of March 31, 2026.

The table below shows the activity in issued and outstanding Preferred Shares was as follows:

Number of Preferred Shares
Balance as of January 1, 2024	–
Issued for acquisitions of entities under common control	1,300,000
Issued for patent acquisitions under common control	14,650,000
Issued as loan origination consideration	1,200,000
Balance as of December 31, 2024	17,150,000
Issued to Shaun Passley, PhD as bonus compensation for services	120,000
Balance as of December 31, 2025	17,270,000

During the year ended December 31, 2025, the Company issued 120,000 Preferred Shares to Shaun Passley, PhD as bonus compensation for services rendered to the Company. The issuance was accounted for as share-based compensation in accordance with IFRS 2.

The carrying amount of Preferred Share capital was $51,810,000 as of December 31, 2025.

Super Voting Shares

The Company is authorized to issue 23,000,000 Super Voting Shares with a stated value of $30.00 per share. Each Super Voting Share carries 1,000 votes. Holders of Super Voting Shares are entitled to dividends when declared by the Board of Directors and have liquidation priority after settlement of liabilities and amounts payable to holders of Preferred Shares, but before Common Shares.

The movement in issued and outstanding Super Voting Shares was as follows:

Number of Super Voting Shares
Balance as of December 31, 2025	60,000
Issued to Shaun Passley for employment services	25,000
Issued for Asset acquisitions under common control	100,000
Issued during the period	125,000
Balance as of March 31, 2026	185,000

The carrying amount of Super Voting Share capital was $5,550,000 as of March 31, 2026.

The table below shows the activity in issued and outstanding Super Voting Shares was as follows:

Number of Super Voting Shares
Balance as of January 1, 2024	–
Issued for acquisitions of entities under common control	8,000
Issued for patent acquisitions under common control	52,000
Balance as of December 31, 2024	60,000
Issued during the year	–
Balance as of December 31, 2025	60,000

The carrying amount of Super Voting Share capital was $1,800,000 as of December 31, 2025.

Related party share issuances

During the three months ended March 31, 2026, and the year ended December 31, 2025, certain Common Shares, Preferred Shares and Super Voting Shares were issued to related parties, including Shaun Passley, PhD, Epazz, Inc., Ameritek Ventures, Inc., GG Mars Capital, Inc., Star Financial Corporation, Jennings Family Investments, Inc. and LoneStella, LLC. These transactions are disclosed in Note 14.

Potential Common Shares arising from the conversion of Preferred Shares, warrants and convertible debt are disclosed in the relevant notes on warrants, loans payable and derivative financial liabilities.

Warrants

The Company has issued warrants in connection with subscription receipts, share purchase agreements and debt financing arrangements. Warrants are classified as equity or financial liabilities in accordance with IAS 32 based on the specific terms of each instrument.

There were no warrants conversions during the three months ended March 31, 2026.

The table below shows the warrants outstanding as of December 31, 2025 and March 31, 2026.

Number of warrants
Outstanding as of December 31, 2025	1,605,551
Exercised during the period	–
Issued during the period	–
Expired / forfeited during the period	–
Outstanding as of March 31, 2026	1,605,551

During the twelve months ended December 31, 2025, 1,350,000 warrants were exercised, comprising 200,000 warrants exercised by GG Mars Capital, Inc., 200,000 warrants exercised by Jennings Family Investments, Inc., 600,000 warrants exercised by Nancy Cowden and 350,000 warrants exercised by LoneStella, LLC. The exercise prices were based on the terms of the respective warrant agreements which as USD 1.77 per warrant.

The warrants outstanding as of December 31, 2025 were as follows:

Issue date	Holder / category	Reason for issuance	Exercise price	March 31, 2026	December 31, 2025
September 19, 2020	Various	Subscription / OSE listing	CAD $0.90	22,056	22,056
February 15, 2022	Propal Investments, LLC	Debt issuance	CAD $12.00	41,666	41,666
July 23, 2024	Star Financial Corporation	Share purchase agreement	USD $10.28	49,088	49,088
July 23, 2024	GG Mars Capital, Inc.	Share purchase agreement	USD $10.28	55,396	55,396
July 23, 2024	Jacob D. Sherman	Share purchase agreement	USD $10.28	9,728	9,728
July 23, 2024	Nancy Cowden	Share purchase agreement	USD $10.28	116,732	116,732
July 23, 2024	LoneStella, LLC	Share purchase agreement	USD $10.28	60,885	60,885
October 9, 2024	GG Mars Capital, Inc.	Debt origination consideration	USD $1.77	300,000	300,000
October 9, 2024	Star Financial Corporation	Debt origination consideration	USD $1.77	500,000	500,000
October 9, 2024	Jennings Family Investments, Inc.	Debt origination consideration	USD $1.77	300,000	300,000
October 9, 2024	LoneStella, LLC	Debt origination consideration	USD $1.77	150,000	150,000
October 9, 2024	Nancy Cowden	Debt origination consideration	USD $1.77	–	–
Total warrants outstanding				1,605,551	1,605,551

The warrants issued in connection with the October 2024 debt financing arrangements were valued using the Black-Scholes option pricing model. The valuation considered, among other inputs, the Company’s share price at the grant date, expected life, risk-free rate, expected volatility and dividend yield. The initial fair value of these warrants was determined to be $751,000 were classified in equity.

The warrants outstanding as of March 31,2026 had the following exercise price profile:

Warrants	Exercise price currency	Exercise price	Status based on March 31, 2026 share price
291,829	USD	$10.28	Out of the money
41,666	CAD	$12.00	Out of the money
22,056	CAD	$0.90	In the money
1,250,000	USD	$1.77, or lower amount based on agreement terms	In the money
1,605,551

11.DIRECTORS AND OFFICERS STOCK COMPENSATION

The Company has a Compensation Package for Directors and Executives. Elements of compensation awarded to, earned by or paid to each of our directors and executive officers who served during the last two financial years. This compensation discussion considers the size and stage of development of the Company to date.

As of December 31, 2025, the named executive officers of the Company were Shaun Passley, PhD as Chief Executive Officer, and James Sherman as Chief Financial Officer (the “Named Executive Officers”). Mr. Passley and Mr. Sherman are expected to be the only Named Executive Officers for the current fiscal year as well.

In assessing the compensation of its Named Executive Officers, the Company’s objectives have been to retain and motivate a highly talented executive team, allowing the Company to develop, evolve and achieve business and financial objectives. We believe compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk and related to factors that influence shareholder value.

The Company issues share-based compensation to directors and officers for services rendered. Share-based compensation is measured at the fair value of the equity instruments issued at the grant date and recognized in profit or loss in accordance with IFRS 2. Transactions with directors, officers and other key management personnel are also disclosed as related party transactions in Note 14.

Three Months Ended March 31, 2026

During the three months ended March 31, 2026, the Company issued common shares and preferred shares to directors and officers for services rendered as follows:

Recipient	Position / relationship	Date of issuance	Type of shares	Number of shares	Fair value per share
Shaun Passley, PhD	Chief Executive Officer / Director	February 18, 2026	Super Voting Shares	25,000	$0.67
Total Preferred shares				25,000
Shaun Passley, PhD	Chief Executive Officer / Director	February 20, 2026	Preferred Shares	1,500,000	$ 5.85
Total Common Shares				1,500,000

The Shares issued to Shaun Passley, PhD on were issued as bonus compensation for services rendered to the Company. The fair value of these shares was recognized as share-based compensation expense.

Year ended December 31, 2025

During the three months ended December 31, 2025, the Company issued common shares and preferred shares to directors and officers for services rendered as follows:

Recipient	Position / relationship	Date of issuance	Type of shares	Number of shares	Fair value per share
Shaun Passley, PhD	Chief Executive Officer / Director	January 16, 2025	Preferred Shares	120,000	$20.19
Shaun Passley, PhD	Chief Executive Officer / Director	November 26, 2025	Common Shares	31,746	USD $3.15
Craig Passley	Director	November 26, 2025	Common Shares	31,746	USD $3.15
James Sherman	Chief Financial Officer / Director	November 26, 2025	Common Shares	15,873	USD $3.15
Paul Piekos	Director	November 26, 2025	Common Shares	6,349	USD $3.15
Thomas Burns	Director	November 26, 2025	Common Shares	6,349	USD $3.15
Neville Brown	Director	November 26, 2025	Common Shares	6,349	USD $3.15
Yvonne Rattray	Director	November 26, 2025	Common Shares	6,349	USD $3.15
Total				224,761

The Preferred Shares issued to Shaun Passley, PhD on January 16, 2025 were issued as bonus compensation for services rendered to the Company. The fair value of these shares was recognized as share-based compensation expense.

12.FINANCIAL INSTRUMENTS

The Company’s financial instruments comprise financial assets such as cash, marketable securities, accounts receivable, advances to affiliates and note receivable from affiliate. Financial liabilities comprise accounts payable and accrued liabilities, loans payable and line of credit.

Classification within the Fair Value Hierarchy

In accordance with IFRS 13 Fair Value Measurement, the Group classifies the fair value of its financial instruments based on a three-level hierarchy:

•Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•Level 2: Inputs other than quoted prices that are observable for the asset or liability.

•Level 3: Inputs that are not based on observable market data (unobservable inputs).

The following schedules summarize the valuation of financial instruments at fair value in the balance sheets as of March 31, 2026.

Particular	Level 1	Level 2	Level 3
Assets:
Marketable securities	-	6,438,085	-
Long-term advance to affiliates	-	-	16,037,481
Total assets	-	6,438,085	16,037,481
Liabilities:
Current Portion of Loan Payable	-	-	3,440,755
Loans payable	-	-	7,073,995
Total liabilities	-	-	10,514,750

There were no transfers between levels of the fair value hierarchy during the three months ended March 31, 2026.

The following schedules summarize the valuation of financial instruments at fair value in the balance sheets as of December 31, 2025.

	Level 1	Level 2	Level 3
Assets:
Marketable securities	-	9,093,887	-
Long-term advance to affiliates	-	-	15,216,049
Total assets	-	9,093,887	15,216,049
Liabilities:
Current Portion of Loan Payable	-	-	3,689,457
Loans payable	-	-	13,566,956
Total liabilities	-	-	17,256,413

There were no transfers between levels of the fair value hierarchy during the year ended December 31, 2025.

Risk Exposure and Management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk.  Where material these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk that a counterparty will fail to discharge its contractual obligations, resulting in a financial loss to the Company. The Company is exposed to credit risk primarily from cash, accounts receivable, marketable securities, advances to affiliates and notes receivable from affiliates.

The Company manages credit risk on accounts receivable by monitoring customer balances, reviewing ageing reports, assessing customer-specific collectability, following up on overdue balances and recording an allowance for expected credit losses where required. For accounts receivables, the Company applies the simplified approach under IFRS 9 and recognizes lifetime expected credit losses from initial recognition.

The Company’s management reviews receivables for indicators of impairment, including significant delays in payment, customer disputes, financial difficulty of customers, insolvency indicators and other relevant information. Receivables are written off when there is no reasonable expectation of recovery, including where collection efforts have been exhausted.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due or can only do so at excessive cost. The Company had a working capital of $23,978,953 as of March 31, 2026. All the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Therefore, the Company is not exposed to any significant liquidity risk.

Interest Rate Risk

Interest risk is the risk that the fair value or future cash flows will fluctuate because of changes in market risk. The Company’s accounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s exposure to currency risk is limited to cash, accounts receivable, notes receivable, accounts payable and loans payable denominated in United States of America dollars. The Company does not enter into derivative financial instruments contracts to mitigate foreign exchange risk.

13.CAPITAL MANAGEMENT

The Company has operations generating positive cash flow but still depends on financing through debt and equity to fund its long-term investments, primarily drone investment and distribution activities. The speed at which the Company will grow its drone sales will depend on the amount of financing the Company will be able to secure. The capital structure of the Company consists of shareholders’ equity, which is comprised of share capital and deficit. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends and is not exposed to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management for the three months ended March 31, 2026 and the year ended December 31, 2025.

14.RELATED PARTY TRANSACTIONS

The following are the related parties and the relationships with whom the Company had transactions / balances during Q1 2026 and 2025.

Related party	Nature of relationship
Epazz, Inc.	Entity owns majority voting right
Epazz R&D	Entity controlled by Dr. Shaun Passley
Ameritek Ventures, Inc.	Entity in which Epazz Inc & Shaun Passley owns majority voting stock
GG Mars Capital, Inc.	Entity controlled by Vivienne Passley, a family member of Dr. Shaun Passley
Vivienne Passley	President of GG Mars Capital, Inc. and family member of Dr. Shaun Passley
Star Financial Corporation	Entity controlled by Fay Passley, a family member of Dr. Shaun Passley
Fay Passley	President of Star Financial Corporation and family member of Dr. Shaun Passley
Jennings Family Investments, Inc.	Entity controlled by Mary B. Kluber, a family member of James Sherman, Chief Financial Officer
LoneStella, LLC	Entity controlled by Jacob Sherman, a family member of James Sherman, Chief Financial Officer
Jacob Sherman	Family member of James Sherman, Chief Financial Officer
Propal Investments, LLC	Lender whose loan was personally guaranteed by James Sherman, Chief Financial Officer and director
Marie Pindling and Olga Passley	Family members of Dr. Shaun Passley
Dr. Shaun Passley	Chief Executive Officer, Chairman and significant shareholder
James A. Sherman	CFO, board member
Craig Passley	Board member, Shaun Passley's family member
Paul J. Piekos	Board member
Thomas W. Burns	Board member
Neville Brown	Board member

Transactions with Related Parties

Related Party	Description	Q1 2026 (CAD)	2025 (CAD)
Epazz Inc	Advances made to Epazz, Inc. for future services	5,521,432	10,701,840
Epazz Inc	Programming and support fees charged against advances	1,111,183	2,812,530
Epazz Inc	Wages and benefits charged against advances	491,725	1,360,843
Epazz Inc	Interest Income on Notes Receivable	6,837	27,348
Dr. Shaun Passley	Stock based compensation	87,91,750	2,563,594
James A. Sherman	Stock based compensation	12,500	70,210
Craig Passley	Stock based compensation	25,000	140,420
Paul J. Piekos	Stock based compensation	5,000	28,083
Thomas W. Burns	Stock based compensation	5,000	28,083
Neville Brown	Stock based compensation	5,000	28,083
Yvonne V. Rattray	Stock based compensation	5,000	28,083
Dr. Shaun Passley	Wages and benefits	56,288	125,704
James A. Sherman	Wages and benefits	–	139,760
GG Mars Capital, Inc.	Amount drawn from line of credit	2,435,300	6,557,480
Star Financial Corporation	Amount drawn from line of credit	2,400,510	8,772,024
Jennings Family Investments, Inc.	Amount drawn from line of credit	6,262,200	44,369,045
LoneStella, LLC	Amount drawn from line of credit	0	4,358,005
GG Mars Capital, Inc.	Revolving Line of credit converted into shares	2,565,086	7,290,819
Star Financial Corporation	Revolving Line of credit converted into shares	3,143,612	9,620,428
Jennings Family Investments, Inc.	Revolving Line of credit converted into shares	4,567,932	44,648,463
LoneStella, LLC	Revolving Line of credit converted into shares	0	5,014,499
Propal Investments, LLC	Loan Principal repaid during the period	–	552,180
GG Mars Capital, Inc.	Finance Cost Interest, accretion	(32,720)	244,998
Star Financial Corporation	Finance Cost Interest, accretion	(107,079)	170,677
Jennings Family Investments, Inc.	Finance Cost Interest, accretion	21,731	503,130
LoneStella, LLC	Finance Cost Interest, accretion	79	25,903
Epazz R&D	Wages and benefits	–	744,693
Epazz Inc*	Stock issued (common control transaction)	2,500,000 Common Stock 10,000,000 Preferred Stock, 1,00,000 Super Voting Stock	2,000,000 common stock
Dr. Shaun Passley*	Stock issued (common control transaction)	1,500,000 Common Stock–	1,000,000 Common Stock
GG Mars Capital, Inc.	Warrants exercised	–	200,000 Warrants
Jennings Family Investments, Inc.	Warrants exercised	–	200,000 warrants
LoneStella, LLC	Warrants exercised	–	350,000 warrants

*Approval for some of these transactions from minority shareholders will be taken in the upcoming shareholders meeting during July 2026.

Balance Outstanding with Related Parties

Related Party	Particulars	March 31, 2026	December 31, 2025
Epazz Inc	Short term advances to affiliates outstanding	12,192,637	9,095,545
Epazz Inc	Long term advances to affiliates outstanding	16,037,481	15,216,049
Epazz Inc	Note receivable Outstanding	341,850	341,850
GG Mars Capital, Inc.	Balance outstanding for revolving line of credit (Notes Payable)	0	526,140
Star Financial Corporation	Balance outstanding for revolving line of credit (Notes Payable)	0	850,182
Jennings Family Investments, Inc.	Balance outstanding for revolving line of credit (Notes Payable)	0	4,105,476
LoneStella, LLC	Balance outstanding for revolving line of credit (Notes Payable)	2,427	2,347
Propal Investments, LLC	Balance outstanding for Loan	0	0
GG Mars Capital, Inc.	Convertible debenture balance	258,344	248,636

Stock & Warrants held by Related Parties

Related Party	Particulars	March 31, 2026	December 31, 2025
Epazz Inc	Number of Common shares held	10,867,301	8,367,301
Epazz Inc	Number of Preferred shares held	21,700,000	11,700,000
Epazz Inc	Number of Super voting shares held	145,000	45,000
Dr. Shaun Passley	Common shares held	7,668,205	6,168,205
Ameritek Ventures, Inc.	Common shares held	1,583,333	1,583,333
GG Mars Capital, Inc.	Common shares held	3,834,864	2,984,864
Marie Pindling	Common shares held	6,927	6,927
Olga Passley	Common shares held	6,927	6,927
James A. Sherman	Common shares held	405,788	405,788
Star Financial Corporation	Common shares held	5,345,000	3,345,000
Craig Passley	Common shares held	153,327	153,327
Paul J. Piekos	Common shares held	54,981	54,981
Thomas W. Burns	Common shares held	54,981	54,981
Neville Brown	Common shares held	20,981	20,981
Yvonne V. Rattray	Common shares held	27,741	27,741
Lone Stella LLC	Common shares held	1,135,000	1,135,000
Jennings Family Investments, Inc.	Common shares held	6,340,000	35,00,000
Jennings Family Investments, Inc.	Preferred Shares held	200,000	200,000
Lone Stella LLC	Preferred Shares held	200,000	200,000
Dr. Shaun Passley	Preferred shares held	5,120,000	3,620,000
Ameritek Ventures, Inc.	Preferred shares held	750,000	750,000
GG Mars Capital, Inc.	Preferred shares held	200,000	200,000
Star Financial Corporation	Preferred shares held	200,000	200,000
Dr. Shaun Passley	Super voting shares held	35,000	10,000
Ameritek Ventures, Inc.	Super voting shares held	5,000	5,000
GG Mars Capital, Inc.	Warrants held	355,396	355,396
Star Financial Corporation	Warrants held	549,088	549,088
Jacob Sherman	Warrants held	9,728	9,728
Jennings Family Investments, Inc.	Warrants held	300,000	300,000
LoneStella, LLC	Warrants held	210,885	210,885
Propal Investments, LLC	Warrants held	41,666	41,666

Technology Transfers

The Company entered into an asset purchase agreement with Epazz, Inc., a related party, to acquire the technology assets known as IQ Quad Generation 3, IQ Quad Charging Station and IQ Slider. The consideration is satisfied through the issuance of 4,000,000 common shares of par value $ 0.30 per share and issue price of $ 2.77 per share of the Company, of which 2,500,000 common shares issued to Epazz, Inc. and 1,500,000 common shares issued to Dr. Shaun Passley. This transaction is pending shareholder's approval

The Company entered into an Asset Purchase Agreement with Epazz, Inc., a related party controlled by Dr. Shaun Passley, to acquire technology assets, including PIN Technology, ZD1000 Design Generation 4, ZD1000 Spraying Module, IQ Octo Drone, IQ Aqua and Spraying Trailer Platform. The Company issued 10,000,000 Preferred Shares of par value $ 3 per share and issue price of $ 5.85 per share and 100,000 Super Voting Shares of par value $ 30 per share and issue price of $ 0.67 per share as consideration.

The technology was developed over several years by Epazz, Inc. and Dr. Shaun Passley. The technology assets transferred is not yet patented. The transaction is with related parties and, accordingly, has been approved  by the Board of Directors, with interested directors abstaining from voting wherever applicable.

The Company has recorded and disclosed the transaction based on management’s best estimate and available supporting information as at March 31, 2026. Management believes that the technology acquired is expected to provide future economic benefits to the Company and that the accounting treatment and related disclosures appropriately reflect the substance of the arrangement.

Management Services Agreement

The Company entered into a management services agreement with Epazz on November 18, 2018 including amendments, pursuant to which Epazz provides management services to ZenaTech, including for labor, office space, hosting, travel, banking, and business development and drone research and development services. The Company agreed to pay Epazz a 30 percent markup on all expenses incurred in providing the services to ZenaTech. The agreement has a 20-year term. However, the agreement may be terminated at any time with the mutual consent of the parties. All funds due from Epazz, Inc. represent advances for programming, support, management fees, drone research and development on the statement of net income or loss. Epazz assists the Company through its drone facility in Pakistan.

Advance to Affiliate for Future Services

As operation process ZenaTech advances funds to Epazz, Inc. These funds relate to the Management Services Agreement with Epazz detailed in the section above and are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. The Company has the right to enforce repayment of these funds from Epazz.

Under this agreement, the Company is required to prepay for services and the terms of the prepayments made by the Company to Epazz is based on an estimate to the services that will be required from Epazz by the Company based on historical use and the Company's proposed plans. The Company estimates the amount of work that will be required from Epazz for a period and prepays Epazz for the services. The prepayments are recorded in the financial statements of the Company as an asset in accordance with IFRS as described below. The purpose of these transactions is to ensure there is a sufficient number of services reserved from Epazz to ensure the Company's needs are met during a period to minimize the risk of disruption to the Company's business.

The Company estimates the value of services required by Epazz based on the expected requirements for a future period and delivers the estimated funds to Epazz, which deposits the funds in an account strictly for the benefit of the Company. While there are no internal policies in this regard, management has the knowledge and expertise regarding the proposed activities that will be undertaken and can estimate the related costs. The audit committee of the board is kept aware of the estimates and discusses them with the board. Given the long-standing and beneficial relationship between the Company and Epazz, management does not believe a lower cost can be obtained from a third party for the services provided and believes using a third party creates greater risk of delivery of appropriate services.

This agreement between Zenatech, Inc. and Epazz, Inc., effective January 1, 2025 (subsequently amended and effective January 1, 2026) , replaces their prior 2018 arrangement and governs the provision of management and operational services by Epazz to Zenatech. The services include software development, manufacturing (including drone production), administrative support, and infrastructure, delivered using a large contractor workforce. The agreement establishes a cost-plus pricing model, where Zenatech pays Epazz the cost of services plus a 30% markup, and formalizes the long-term relationship through a term extending to November 2038.

The total advances to Epazz for future services were $28,571,968 as of March 31, 2026. Of this amount $12,192,637 was included in current assets and $16,037,481 was included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The long-term amount will be paid back in services or cash.

The Company is using the management service agreement as opposed to establishing our own facility in offshore locations because it is very time-consuming, the cost would be much greater, it is difficult to establish entities in foreign countries and establishing banking relations is difficult, and hiring foreign personnel which speak different languages would cause communication issues. Furthermore, the foreign market would see ZenaDrone as a start-up company versus Epazz which has been well established in the offshore market for over a decade.

Through management service agreement there is a new manufacturing facility in Lahore, Pakistan. Epazz leased the facility, did leasehold improvements and purchased all the equipment, tools, vehicles, supplies and materials needed to begin to manufacture the drones. These are upfront investments, which the Company prepaid as services which will be expensed monthly as the contractor uses the equipment and facilities to produce the drones.

The table below summarizes the changes in the advance and note to affiliates for the three months ended March 31, 2026. All advances with Epazz, Inc. are current during 2026.

	Activity	Short-term	Long-term	Note Receivable
	Type	Advance ($)	Advance ($)	/Affiliates ($)	Total ($)
Balances as of December 31, 2025		9,095,545	$15,216,049	341,850	24,653,444
Additions to the advance to affiliates during the period
Adv. to Epazz, Inc. during 2026		–	5,521,432	–	5,521,432
Transfer from long-term to current	(A)	4,700,000	(4,700,000)	–	–
Total additions during the period		4,700,000	821,432	–	5,521,432
Less, services provided by Epazz, Inc. during the period
Programming and support fees	(A)	1,111,183	–	–	1,111,183
Wages and benefits	(A)	491,725	–	–	491,725
Product development costs	(B)	–	–	–	–
Total services provided during the period		1,602,908	–	–	1,602,908
Balances as of March 31, 2026		$12,192,637	$16,037,481	341,850	28,571,968

Activity type:

(A)Operating expenses

(B)Long-term asset for drone development.

The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The Company is planning for a ramp-up period for the manufacturing of the drones. Therefore, the Current asset amount will most likely increase.

The table below summarizes the changes in the advance and note to affiliates for the year ended December 31, 2025.

	Activity	Short-term	Long-term	Note Receivable
	Type	Advance ($)	Advance ($)	/Affiliates ($)	Total ($)
Balances as of December 31, 2024		1,918,918	15,864,209	341,850	18,124,977
Additions to the advance to affiliates during the period
Adv. to Epazz, Inc. during 2025		–	10,615853	–	10,615,853
Transfer from long-term to current	(A)	11,350,000	(11,350,000)
Total additions during the period		11,350,000	(734,147)	–	10,615,853
Less, services provided by Epazz, Inc. during the period
Programming and support fees	(A)	2,812,530	–	–	2,812,530
Wages and benefits	(A)	1,360,843	–	–	1,360,843
Product development costs	(B)	–	–	–	–
Total services provided during the year		4,173,373	–	–	4,173,373
Balances as of December 31, 2025		$9,095,545	$15,216,049	$341,850	$24,567,457

Activity type:

(A)Operating expense

(B)Long-term asset for drone development.

From time-to-time the Company has received and repaid loans from Epazz, Inc., Shaun Passley and his immediate family members to fund operations. These related party debts are fully disclosed in Note 14 below. ZenaTech has back-up lines of credit from related parties and others with an available spending limit of $32,800,000 to cover the repayment of the current portion of long-term debt, should it need it.

15.INCOME TAXES

The Company is subject to income taxes in Canada, the United States and other jurisdictions in which it operates. Income taxes are accounted for in accordance with IAS 12, Income Taxes, and uncertain tax treatments are considered in accordance with IFRIC 23. For the year ended December 31, 2025 and period ended March 31, 2026, the Company did not recognize any current or deferred income tax expense or benefit, and there was no net impact on the consolidated statement of financial position, consolidated statement of loss and comprehensive loss, equity or other comprehensive income. The Company has taxable temporary differences relating primarily to property and equipment and goodwill, resulting in gross deferred tax liabilities; however, deferred tax assets have been recognized only to the extent of those taxable temporary differences, resulting in a nil net deferred tax asset or liability. Deferred tax assets have not been recognized for tax losses and deductible temporary differences in excess of the amount supported by taxable temporary differences because it is not probable that sufficient future taxable profits will be available against which such amounts can be utilized. As of December 31, 2025, the Company had Canadian non-capital loss carryforwards of approximately $24.7 million, expiring between 2043 and 2045. The expected tax recovery at the applicable statutory rate has been fully offset by unrecognized deferred tax assets, resulting in an effective tax rate of 0.0% for the years presented. The Company will reassess the recognition of deferred tax assets at each reporting date and will recognize previously unrecognized deferred tax assets to the extent it becomes probable that future taxable profits will be available against which such losses and temporary differences can be utilized. Management has assessed the Company’s tax positions and concluded that no material provision for uncertain tax treatments is required.

16.BASIC AND DILUTED EPS

The following table presents the calculation of basic and diluted earnings per share:

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Net income (loss) attributable to common shareholders	(26,549,905)	(4,612,436)
Net comprehensive income (loss) attributable to common shareholders	(27,206,284)	(4,610,319)
Weighted average shares outstanding — Basic	53,774,982	18,426,467
Basic earnings (loss) per share	(0.50)	(0.25)
Basic comprehensive earnings (loss) per share	(0.51)	(0.25)
Weighted average shares outstanding — Diluted	53,774,981	18,426,467
Diluted earnings (loss) per share	(0.50)	(0.25)
Diluted comprehensive earnings (loss) per share	(0.51)	(0.25)

In accordance with IAS 33, basic loss per share is calculated by dividing the net loss attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated after considering the effect of potential ordinary shares, to the extent such instruments are dilutive.

For the three months ended March 31, 2026, and 2025, the Company reported net losses of $26,549,905 and $4,612,436, respectively. Since the Company incurred losses in both periods, the effect of potential common shares would be anti-dilutive and has therefore been excluded from the diluted loss per share calculation. Accordingly, basic and diluted weighted average shares are the same for each year.

17.CONTINGENT LIABILITIES

The Company, through its subsidiary ZenaDrone, Inc., is aware of litigation initiated by NightSun LLC in the State of Wyoming, USA. The Company obtained legal confirmation from its counsel, who advised that the claim is not currently considered material, noting that NightSun LLC has been dissolved by the State of Wyoming for failure to pay taxes.

Based on the legal advice received and management’s assessment, no material present obligation or probable outflow of economic resources has been identified. Accordingly, no provision has been recognized as of March 31, 2026.

18.SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 2, 2026, the date these condensed interim consolidated financial statements were authorized for issuance. The following material events occurred subsequent to March 31, 2026 and through the date of authorization:

(a) Acquisitions completed subsequent to March 31, 2026

On April 9, 2026, the Company completed its twenty-first Drone-as-a-Service acquisition, Andy Paris & Associates, expanding the Company's national Drone-as-a-Service network and Pacific Northwest footprint to serve business and government customers.

On April 14, 2026, the Company completed the acquisition of NOW Solutions Inc., expanding the Company's Enterprise SaaS division with government and public-sector customers and strengthening recurring revenue.

(b) Acquisitions under offer at the date of authorization

Subsequent to the reporting date, the Company executed non-binding offers to acquire:

(i)  an established Australian land surveying and spatial services company serving government and infrastructure clients (offer signed May 7, 2026); and

(ii) an Alberta, Canada-based land surveying company serving the oil and gas drone inspection market (offer signed May 21, 2026).

(c) Technology Acquisitions

(i) On April 15, 2026, the Company entered into a Master Asset Purchase and Share Purchase Agreement with Epazz, Inc., Provitrac, Inc. and K9 Sky, Inc. to acquire the Provitrac HR software platform, the BoxesOS portal technology and the shares of K9 Sky, Inc. The consideration is to be satisfied through the issuance of 258,533 Super Voting Shares and 1,108,000 Preferred Shares of the Company. This transaction is pending shareholder's approval.

(ii) On April 15, 2026, the Company entered into an amended and restated asset purchase agreement with Epazz, Inc., a related party, which amended and superseded the earlier agreement dated March 4, 2026. Under the amended agreement, the Company agreed to acquire the IQ Rover, IQ Max, IQ Flex and ZenaDrone 2000 product lines and related intellectual property assets. The consideration is to be settled through a reduction of affiliate advances and the issuance of 10,426,540 common shares of the Company. This transaction is pending shareholder's approval.